     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1996

                                                      REGISTRATION NO. 333-03745
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO.2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            STERILE RECOVERIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            FLORIDA                         7213                        59-3252632
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NO.)          IDENTIFICATION NO.)

                     28100 U.S. HIGHWAY 19 NORTH, SUITE 201
                           CLEARWATER, FLORIDA 34621
                                 (813) 726-4421
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               JAMES T. BOOSALES
                            EXECUTIVE VICE PRESIDENT
                            STERILE RECOVERIES, INC.
                     28100 U.S. HIGHWAY 19 NORTH, SUITE 201
                           CLEARWATER, FLORIDA 34621
                                 (813) 726-4421
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
          TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

               DAVID S. FELMAN                              ROBERT J. GRAMMIG
       GLENN RASMUSSEN & FOGARTY, P.A.                       HOLLAND & KNIGHT
      100 SOUTH ASHLEY DRIVE, SUITE 1300            400 NORTH ASHLEY DRIVE, SUITE 2300
             TAMPA, FLORIDA 33602                          TAMPA, FLORIDA 33602
                (813) 229-3333                                (813) 227-8500

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS
MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            STERILE RECOVERIES, INC.

                             CROSS-REFERENCE SHEET

                       SHOWING LOCATION IN PROSPECTUS OF
                        INFORMATION REQUIRED IN FORM S-1

                ITEM NUMBER AND CAPTION                 LOCATION OR CAPTION IN PROSPECTUS
      -------------------------------------------  -------------------------------------------
 1.   Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Cover Page of the Registration Statement;
                                                   Cross-Reference Sheet; Outside Front Cover
                                                     Page of Prospectus
 2.   Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                   of Prospectus
 3.   Summary Information, Risk Factors, and
        Ratio of Earnings to Fixed Charges.......  Prospectus Summary; The Company; Risk
                                                     Factors
 4.   Use of Proceeds............................  Prospectus Summary; Use of Proceeds
 5.   Determination of Offering Price............  Outside Front Cover Page of Prospectus;
                                                     Underwriting; Risk Factors
 6.   Dilution...................................  Dilution
 7.   Selling Security Holders...................  Principal Shareholders
 8.   Plan of Distribution.......................  Outside Front Cover Page of Prospectus;
                                                     Underwriting
 9.   Description of Securities to be
        Registered...............................  Outside Front Cover Page of Prospectus;
                                                     Description of Capital Stock
10.   Interests of Named Experts and Counsel.....  Legal Matters
11.   Information with Respect to the
        Registrant...............................  Cover Page of the Registration Statement;
                                                     Prospectus Summary; Risk Factors; The
                                                     Company; Use of Proceeds; Dividend
                                                     Policy; Dilution; Capitalization;
                                                     Selected Financial Data; Management's
                                                     Discussion and Analysis of Financial
                                                     Condition and Results of Operations;
                                                     Business; Management; Principal
                                                     Shareholders; Certain Transactions;
                                                     Description of Capital Stock; Shares
                                                     Eligible for Future Sale; Underwriting;
                                                     Legal Matters; Experts; Financial
                                                     Statements; Available Information
12.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR ANY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 15, 1996


PROSPECTUS
                                2,000,000 SHARES

                            STERILE RECOVERIES, INC.

                                  COMMON STOCK
                            ------------------------
     All of the 2,000,000 shares of Common Stock are being offered by Sterile Recoveries, Inc. Prior to the offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. A substantial portion of the offering proceeds will be used to repay indebtedness.

     The Common Stock has been approved for listing on the Nasdaq Stock Market's National Market under the symbol "STRC".

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER THE CAPTION "RISK FACTORS" AT PAGE 6.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                                          PRICE        UNDERWRITING      PROCEEDS
                                                            TO        DISCOUNTS AND         TO
                                                          PUBLIC      COMMISSIONS(1)    COMPANY(2)
- -----------------------------------------------------------------------------------------------------
Per Share............................................        $              $               $
- -----------------------------------------------------------------------------------------------------
Total(3).............................................        $              $               $
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

(1) The Company and certain shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses estimated at $1,050,000, all of which are payable by the Company.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock and shareholders Richard T. Isel, Wayne R. Peterson, and James T. Boosales have granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock on the same terms and conditions set forth above to cover over-allotments, if any. The Company will not receive any proceeds from the sale of any additional shares by these shareholders. See "Principal Shareholders." If the Underwriters exercise this over-allotment option in full with respect
     to all 300,000 shares, the total Price to Public will be $          , the
     total Underwriting Discounts and Commissions will be $          , the total
     Proceeds to Company will be $          , and the total proceeds to these
     shareholders will be $          . See "Underwriting."


                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as, and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will
be made on or about July   , 1996, through the Depository Trust Company or at
the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERT W. BAIRD & CO.                           RAYMOND JAMES & ASSOCIATES, INC.
         INCORPORATED
                 THE DATE OF THIS PROSPECTUS IS JULY   , 1996.

                     [DIAGRAM SHOWING IN A CIRCLE THE FOUR
          PRINCIPAL ELEMENTS OF THE COMPANY'S REPROCESSING OPERATION]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus.


                                  THE COMPANY


     Sterile Recoveries, Inc. ("SRI" or the "Company") provides hospitals and surgery centers with a comprehensive surgical procedure-based delivery and retrieval service for reusable gowns, towels, drapes, and basins and provides other disposable products necessary for surgery. At seven regional facilities, SRI collects, sorts, cleans, inspects, packages, sterilizes, and delivers its reusable products on a just-in-time basis. SRI offers an integrated "closed-loop" reprocessing service that uses two of the most technologically advanced reusable textiles: (i) a GORE(R) Surgical Barrier Fabric for gowns and drapes that is breathable yet liquidproof and provides a viral/bacterial barrier and (ii) an advanced microfiber polyester surgical fabric for gowns and drapes that is liquid and bacterial resistant. The Company believes that its reusable surgical products made from these fabrics provide protection and comfort that are superior to disposable alternatives.



     The Company currently serves a growing customer base of approximately 200 hospitals and surgery centers located in 17 states, including Duke University Medical Center (Durham), Henry Ford Hospital (Detroit), Johns Hopkins Medical Center (Baltimore), St. Luke's Episcopal Hospital (Houston), Jackson Memorial Hospital (Miami), IHC Hospitals, Inc. (Salt Lake City), and Hospital of the Good Samaritan (Los Angeles). None of the foregoing customers individually accounts for a material portion of the Company's revenues. The Company's comprehensive delivery and retrieval service enables its customers to outsource a costly and burdensome function to SRI.


     The Company believes that its reusable surgical product delivery and retrieval service is a superior and competitively priced alternative to disposable surgical products or to operating an in-house reusable program for surgical products. The Company's delivery service offers savings to hospitals by reducing the costs associated with: (i) the disposal of biohazardous wastes,
(ii) carrying an inventory of disposable surgical products, and (iii) in-house processing of reusable surgical products. In addition to these cost savings, the Company's liquidproof and liquid resistant gowns offer surgeons and surgical staff enhanced protection against transmission of blood-borne pathogens, including the HIV and hepatitis viruses. The Company believes that a service that provides daily delivery of substantially better quality surgical products without any capital investment, thereby reducing employee and space needs, should become an attractive managed care option for hospitals.

     Several developments have created a market opportunity for the kind of cost competitive reusable surgical product delivery and retrieval services SRI offers. These factors include: increasing pressure on hospitals to contain costs and increase productivity; heightened concern regarding the transmission of infectious diseases; concern regarding the handling and disposal of biohazardous waste; and increased outsourcing of hospital functions that do not involve patient care.


     SRI purchased the assets of its business from AMSCO Sterile Recoveries, Inc., an indirect wholly-owned subsidiary of AMSCO International, Inc., on July 31, 1994 (the "Acquisition"). Since the Acquisition, SRI has reduced its variable cost by more efficiently servicing increased revenue levels with reduced labor hours. From December 31, 1994 to March 31, 1996, SRI retained in excess of 85% of its customers.



                                  THE OFFERING



Common Stock offered by the Company..........  2,000,000 shares(1)
Common Stock to be outstanding after
  the Offering...............................  5,367,089 shares(2)
Use of Proceeds..............................  For repayment of debt, capital expenditures, working capital, and general corporate
                                               purposes.
                                               See "Use of Proceeds."
Nasdaq National Market symbol................  STRC

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      FIVE MONTHS                             THREE MONTHS
                                                         ENDED        YEAR ENDED                 ENDED
                                                      DECEMBER 31,   DECEMBER 31,              MARCH 31,
                                                      ------------   -------------   ------------------------------
                                                        1994(3)         1995(3)          1995            1996
                                                      ------------   -------------   ------------   ---------------
                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues..............................                   9,285         25,320           5,817           7,330
  Cost of revenues......................                   6,550         17,659           4,181           5,024
                                                      ------------   -------------   ------------   ---------------
    Gross profit........................                   2,735          7,661           1,636           2,306
  Distribution expenses.................                   1,032          2,801             694             722
  Selling and administrative expenses...                   2,162          3,975           1,014           1,067
                                                      ------------   -------------   ------------   ---------------
    Income (loss) from operations.......                    (459)           885             (72)            517
  Interest expense......................                     735          1,489             379             347
                                                      ------------   -------------   ------------   ---------------
    Net income (loss)...................                $ (1,194)       $  (604)       $   (451)        $   170
                                                      ============   ============    ============   ==============
  Pro forma net income (loss)(4)........                $ (1,194)       $  (604)       $   (451)        $   170
                                                      ============   ============    ============   ==============
  Pro forma net income (loss) per common
    share(4)(5).........................                $  (0.34)       $ (0.17)       $  (0.13)        $  0.05
                                                      ============   ============    ============   ==============
  Weighted average common shares
    outstanding.........................                   3,513          3,513           3,513           3,513



                                                                                             MARCH 31, 1996
                                                                                     ------------------------------
                                                                                        ACTUAL      AS ADJUSTED(6)
                                                                                     ------------   ---------------
                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Reusable surgical products............                                               $  5,413         $ 5,413
  Total assets..........................                                                 15,635          24,387
  Total indebtedness....................                                                 11,790           1,134
  Shareholders' equity..................                                                  1,211          20,621



                                                                     THREE MONTHS ENDED
                                          ------------------------------------------------------------------------
                                          MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,     MARCH 31,
                                            1995          1995           1995            1995            1996
                                          ---------   ------------   -------------   ------------   --------------
                                                                        (UNAUDITED)
QUARTERLY STATEMENT OF OPERATIONS DATA:
  Revenues..............................     5,817        6,063           6,527          6,913           7,330
  Cost of revenues......................     4,181        4,222           4,464          4,792           5,024
                                          ---------   ------------   -------------   ------------      -------
    Gross profit........................     1,636        1,841           2,063          2,121           2,306
  Distribution expenses.................       694          691             690            726             722
  Selling and administrative expenses...     1,014        1,011             962            988           1,067
                                          ---------   ------------   -------------   ------------      -------
    Income (loss) from operations.......       (72)         139             411            407             517
  Interest expense......................       379          374             371            365             347
                                          ---------   ------------   -------------   ------------      -------
    Net income (loss)...................   $  (451)      $ (235)        $    40         $   42          $  170
                                          ---------   ------------   -------------   ------------      -------
  Pro forma net income(loss)(4).........   $  (451)      $ (235)        $    40         $   42          $  170
                                          =========   ============   ============    ============   ==============
  Pro forma net income (loss) per common
    share(4)(5).........................   $ (0.13)      $(0.07)        $  0.01         $ 0.01          $ 0.05
                                          =========   ============   ============    ============   ==============
  Weighted average common shares
    outstanding.........................     3,513        3,513           3,513          3,513           3,513
OTHER DATA:
  Average daily revenue(7)..............        91           95             104            110             115

- ---------------



(1) The Company has granted to the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock and shareholders Richard T. Isel, Wayne R. Peterson, and James T. Boosales have granted to the Underwriters a 30-day option to purchase an aggregate of up to 150,000 additional shares of Common Stock. The Company will not receive any proceeds from the sale of any shares by these shareholders.



(2) Excludes 180,000 shares of Common Stock issuable upon exercise of outstanding stock options, 219,500 shares of Common Stock issuable on exercise of options to be granted immediately on the completion of the offering, and 128,205 shares of Common Stock issuable on partial conversion of a Convertible Demand Promissory Note dated March 1, 1996, of the Company (which is not redeemable).



(3) The Company operates on a 52-53 week fiscal year ending the Sunday nearest December 31.



(4) As an S Corporation for federal income tax purposes, the Company has not been subject to corporate income tax. On a pro forma basis, assuming the Company had been subject to corporate income tax for all periods presented, the Company would not have recognized any corporate income tax in the relevant periods. See Notes B and K of Notes to Financial Statements.



(5) Supplemental pro forma net income per common share for the year ended December 31, 1995 and the three months ended March 31, 1996, giving effect to the payment of debt from a portion of the offering's proceeds and the increased number of shares, is $0.18 and $0.11 per common share (assuming 4,508,000 and 4,412,000 weighted average common shares outstanding). See "Use of Proceeds."



(6) Adjusted to reflect the sale of 2,000,000 shares of Common Stock being offered by the Company hereby (assuming an initial public offering price of $11.00) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."



(7) Average daily revenue is calculated by dividing revenues for the period by the number of days the facilities made deliveries to customers during the period, which is generally 254 days per year and 63 or 64 days for a quarter. The Company does not deliver on holidays or weekends.



     Unless otherwise stated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. Except if the context otherwise requires, the terms "SRI" and the "Company" as used in this Prospectus refer to Sterile Recoveries, Inc., a Florida corporation. GORE(R) is a registered trademark of W.L. Gore & Associates, Inc.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, as well as the other information set forth in this Prospectus.

LIMITED OPERATING HISTORY AND HISTORICAL LOSSES

     The Company's predecessor, AMSCO Sterile Recoveries, Inc. ("Amsco Sterile"), began operations in 1991 and was acquired by SRI on July 31, 1994. Accordingly, the Company's business has only a short operating history. SRI's predecessor funded operating losses of approximately $30 million (excluding depreciation, amortization and interest) in starting and initially operating the business. Additionally, for the five months ended December 31, 1994, and the fiscal year ended December 31, 1995, the Company had net losses of approximately $1.2 million and $600,000, respectively. There is no assurance that the Company will operate profitably in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SALES PROCESS AND MARKET ACCEPTANCE OF PRODUCTS AND SERVICES

     The Company's future performance depends on its ability to sell its products and services to new and existing customers. The Company's sales process for new customers is typically between six and twelve months in duration from initial contact to purchase commitment. The extended sales process is typically due to the complicated approval process within hospitals for purchases from new suppliers, the long duration of existing supply contracts, and implementation delays pending termination of a hospital's previous supply relationships. The long sales process inhibits the ability of the Company to quickly increase sales to new and existing customers or enter new markets.

     SRI's future performance will also depend on market acceptance of its combination of reusable surgical products and direct delivery and retrieval service. SRI's market is now dominated by disposable products, and the Company's strategic emphasis on reusable surgical products and reprocessing services requires its customers to change their customary purchasing patterns. There is no assurance that a significant portion of the market will shift from disposable products to the Company's reusable surgical products and reprocessing services. The Company's inability to gain wider market acceptance of its reusable products and reprocessing services would have a material adverse effect on the Company's operating and expansion plans. See "Business -- The Market."

NEED FOR CAPITAL

     The Company's business is capital intensive and will require substantial capital expenditures for additional surgical products and equipment during the next several years to achieve its operating and expansion plans. To adequately service a new customer, SRI makes an investment in new reusable surgical products and carts equal to approximately 50% of the projected first year revenue from the customer. SRI estimates that its capital expenditures for new carts and reusable surgical products will be approximately $275,000 per month in the twelve months following the offering, although the amount will fluctuate depending on the growth rate of SRI's business. The Company also expects to make additional expenditures of approximately $300,000 in each of its five largest facilities to increase the aggregate capacity of those facilities. In the longer term, the Company expects that its needs for capital expenditures will be substantial and will depend on its growth and opportunities. The Company's inability to obtain adequate capital could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Liquidity and Capital Resources."

DEPENDENCE ON A SIGNIFICANT CUSTOMER AND MARKET CONSOLIDATION

     During 1995 and the first quarter of 1996, Columbia/HCA Healthcare Corporation ("Columbia") hospitals with which the Company currently does business accounted for approximately 12% and 15% of SRI's sales, respectively. Although each Columbia hospital currently makes its purchasing decisions on an individual basis, and no single hospital accounted for more than 3% of the Company's sales, the Company believes that the executive management of Columbia has the ability to influence the selection of particular vendors. The loss of a substantial portion of the Columbia hospitals' business would have a material adverse effect on the Company. Additionally, hospitals are increasingly buying products and services in groups to improve efficiency and lower costs. Although SRI is increasingly targeting these groups for its sales efforts, a change of its customers' purchasing patterns to group purchasing could have a material adverse effect on the Company. See "Business -- Customers."

DEPENDENCE ON A KEY SUPPLIER

     A significant percentage of the Company's business is dependent upon its ability to obtain the GORE Surgical Barrier Fabric from W.L. Gore & Associates, Inc. This material is a key component of SRI's liquidproof surgical gowns, which accounted for approximately 17% of its revenues in fiscal year 1995. The Company does not have a long-term commitment from W.L. Gore & Associates, Inc. for the supply of this fabric and is currently unaware of any equivalent substitute for the GORE product. Sustained loss of this supply relationship would have a material adverse effect on the Company. See "Business -- Products."

DEPENDENCE ON KEY EXECUTIVES


     The Company is largely dependent upon the management expertise and experience of Richard T. Isel, Wayne R. Peterson, James T. Boosales, and Bertram
T. Martin, Jr., its principal officers. Mr. Isel underwent heart bypass surgery in March 1996, and although he has returned to work on a full-time basis, there is no assurance that his condition will permit him to provide the same level of service to the Company that he provided before his surgery. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company has purchased $1.0 million key man life insurance policies on the lives of each of Messrs. Isel, Peterson, Boosales, and Martin. There is no assurance that this insurance will be maintained or available in the future or that the amount of insurance would adequately compensate the Company for the loss of services of any of these executives. See "Management."


COMPETITION

     The Company's business is highly competitive. The Company's competitors include a large number of distributors and manufacturers, as well as the in-house reprocessing operations of hospitals. Certain of the Company's existing and potential competitors possess substantially greater resources than the Company, and the Company's market is dominated by their disposable products. Some of the Company's competitors, including Baxter International Inc., serve as the sole supplier of a wide assortment of products to a significant number of hospitals. The Company does not provide an array of products as complete as those provided by some of its competitors, which in some instances is a competitive disadvantage. There is no assurance that the Company will be able to compete effectively with existing or potential competitors. See "Business -- Competition."

PROTECTION OF OPERATING KNOWLEDGE

     The Company's success will depend in part on its ability to protect the operating knowledge associated with operation of its closed-loop system. The Company relies on a combination of trade secret law, proprietary know-how, non-disclosure and other contractual provisions to protect its knowledge associated with operation of the closed-loop system. The Company does not hold any patents. Failure to adequately protect its operating knowledge could have a material adverse effect on the Company.

INCREASING REPLACEMENT AND AMORTIZATION COSTS

     SRI acquired its equipment and surgical products at a cost that is substantially below both their original cost and current replacement cost, which has resulted in lower depreciation, amortization, and shrinkage expense for those assets since the Acquisition, as compared to the expenses incurred by Amsco Sterile. Since the Acquisition, SRI has purchased equipment and surgical products at current replacement cost, resulting in increased depreciation, amortization, and shrinkage expense. SRI amortizes its reusable surgical products on a per use basis. If the products' actual number of uses proves to be shorter than SRI's current estimates, SRI's annual product amortization expense would increase, which would adversely affect its profitability. The amount of shrinkage (loss and scrap of reusable surgical products) experienced by the Company is influenced by a variety of factors including the customers' surgical product rotation and operating room control procedures, the Company's internal tracking of reusable surgical products through bar coding and the Company's increased use of standardized surgical packs. Since the Acquisition, because the replacement cost of reusable surgical products is substantially higher than the cost of the surgical products acquired from Amsco Sterile, the amount of shrinkage may increase, which could adversely affect the profitability of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note B of Notes to Financial Statements.

GOVERNMENT REGULATION

     Substantially all of the Company's products and services are subject to extensive government regulation in the United States by federal, state and local governmental agencies, including the Food and Drug Administration (the "FDA"), the Department of Transportation ("DOT"), and the Occupational Safety and Health Administration ("OSHA"). The process of obtaining and maintaining FDA and other required regulatory approvals is lengthy, expensive, and uncertain, and regulatory agencies can delay or prevent product introductions or license renewals. The Company's products are subject to regulation by the FDA as medical devices. Required notifications under Section 510(k) of regulations issued under the Federal, Food, Drug and Cosmetics Act ("FDA Act") have been filed and approved by the FDA, allowing the Company to market its existing products. In addition, the Company's facilities are subject to FDA and state agency inspections and its products must be manufactured in compliance with "Good Manufacturing Practices" specified in regulations under the FDA Act and similar state laws. Failure to comply with applicable regulatory requirements can result in fines, civil and criminal penalties, stop sale orders, loss or denial of approvals and recalls or seizures of products. Changes in existing regulations, changes in interpretations of existing regulations, or the adoption of new regulations could have a material adverse effect on the Company. See
"Business -- Regulation."

HEALTH CARE REFORM

     Numerous proposals have been debated in Congress and in several state legislatures regarding health care legislation intended to control the cost and availability of health care services. It is not possible to determine what health care reform legislation will be adopted by Congress or any state legislature, or if and when any such legislation will be adopted and implemented by regulations. In that event, there can be no assurance that the Company will be able to adjust effectively to any regulatory changes made by future health care reform legislation and remain profitable. The Company is unable to predict accurately the nature and effect, if any, that the adoption of health care legislation or regulations or changing interpretations at the federal or state level would have upon the Company. See "Business -- Regulation."

PRODUCT LIABILITY AND INSURANCE COVERAGE

     The use of the Company's products entails a risk of liability from injuries suffered by patients, hospital staff, and the Company's employees. The Company's products are used in connection with surgery, which exposes all of the above persons to risks of transmission of blood-borne pathogens, including the HIV and hepatitis viruses. Although no claims have been asserted to date, product liability or other claims might be asserted against the Company by persons who allege that the use of the Company's products resulted in injury or other adverse effects, and the claims might involve large amounts of alleged damages and significant defense costs. Although the Company currently maintains product liability and workers compensation insurance, the liability limits or the scope of the Company's insurance policies might be inadequate to protect against potential claims. In addition, the Company's insurance policies must be renewed annually. The Company has been able to obtain product liability insurance in the past; however this insurance varies in cost, might be difficult to obtain, and might not be available on commercially reasonable terms in the future. A successful claim against the Company in excess of its available insurance coverage could have a material adverse effect on the Company. In addition, the Company's business reputation could be adversely affected by product liability claims, regardless of their merit or eventual outcome.

VOTING CONTROL BY MANAGEMENT AND ANTI-TAKEOVER PROVISIONS

     Upon the conclusion of the offering, directors and executive officers of the Company, as a group, will beneficially own approximately 61.5% of the Company's outstanding Common Stock (approximately 57.3% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders will have sufficient voting power to control the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Articles of Incorporation or Bylaws, and the approval of any sale or merger of the Company and other significant corporate transactions. This could have the effect of delaying, deferring or preventing a change of control of the Company, including transactions in which holders of the Common Stock might otherwise receive a premium for their shares over then-current market prices.

     Purchasers in the offering will become minority shareholders of the Company and will be unable to control the management or business policies of the Company. Moreover, subject to general fiduciary obligations, the Company is not prohibited from engaging in transactions with management and principal shareholders, or with entities in which such persons are interested.

     Florida law and the Company's Bylaws and Articles of Incorporation contain provisions that might have the effect of inhibiting a non-negotiated merger or other business combination, including a classified board of directors and special voting requirements. These provisions are intended to encourage a person interested in acquiring the Company to negotiate with, and obtain the approval of, the Board of Directors in connection with the transaction. However, certain of these provisions might discourage a future acquisition of the Company, including an acquisition in which shareholders otherwise might receive a premium for their shares. Further, certain provisions of the Company's employment agreements and employee benefit plans might also render any such business combination more costly and therefore less probable, by triggering provisions for accelerated vesting of stock options and payment of severance compensation following any involuntary or constructive employment termination. In addition, the Board of Directors has the authority to issue shares of Preferred Stock and fix its rights and preferences, which could have the effect of delaying or preventing a change of control. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have outstanding 5,367,089 shares of Common Stock (5,517,089 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, 2,000,000 shares sold in the offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable by persons other than affiliates of the Company, without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,367,089 shares of Common Stock (3,217,089 shares if the Underwriters' over-allotment option is exercised in full) will be "restricted" securities within the meaning of Rule 144 under the Securities Act, and cannot be sold unless an exemption from registration is available, including the exemption contained in Rule 144. Beginning 90 days after the date of this Prospectus, approximately 3,100,000 shares will be eligible for public sale subject to the volume and other limitations of Rule 144. However, the holders of all of those shares have agreed not to sell or otherwise dispose of their shares for a period ending 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. The sale of a substantial number of shares of Common Stock could adversely affect the market price of the Common Stock. See "Management" and "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF SHARE PRICE

     Prior to the offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or continue after the offering, or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation between the Company and the Underwriters based on several factors and might not be indicative of the market price for the Common Stock after the offering. See "Underwriting."

     The Company believes that various factors, such as general economic conditions and changes or volatility in financial markets, changing conditions in the health care industry or health care reform, and quarterly or annual variations in the Company's financial results, some of which are unrelated to the Company's performance, could cause the market price of the Company's Common Stock to fluctuate substantially.


BENEFITS TO BE RECEIVED BY AFFILIATES OF THE COMPANY AS A RESULT OF THE OFFERING



     The founding investors in the Company (Messrs. Isel, Peterson, Boosales, and Kemberling) acquired shares of Common Stock at prices substantially less than the initial public offering price. If an active trading market develops for the Common Stock following the offering, these persons will be able to sell their securities, after the expiration of certain "lock-up" periods to which they are subject and subject to the restrictions applicable under the Securities Act. See "-- Shares Eligible for Future Sale," "The Company," and "Principal Shareholders."


DILUTION

     Purchasers in the offering will incur immediate dilution in the tangible book value of the Common Stock of $7.22 per share. Additional dilution is likely to occur on the exercise of options and conversion of the Convertible Note. See "Dilution" and "Certain Transactions."

                                  THE COMPANY

     SRI provides hospitals and surgery centers with a comprehensive surgical procedure-based delivery and retrieval service for reusable gowns, towels, drapes, and basins and provides other disposable products necessary for surgery. At seven regional facilities, SRI collects, sorts, cleans, inspects, packages, sterilizes, and delivers its reusable products on a just-in-time basis. SRI offers an integrated "closed-loop" reprocessing service that uses two of the most technologically advanced reusable textiles: (i) a GORE Surgical Barrier Fabric for gowns and drapes that is breathable yet liquidproof and provides a viral/bacterial barrier and (ii) an advanced microfiber polyester surgical fabric for gowns and drapes that is liquid and bacterial resistant. The Company believes that its reusable surgical products made from these fabrics provide protection and comfort that are superior to disposable alternatives.


     The Company currently serves a growing customer base of approximately 200 hospitals and surgery centers located in 17 states, including Duke University Medical Center (Durham), Henry Ford Hospital (Detroit), Johns Hopkins Medical Center (Baltimore), St. Luke's Episcopal Hospital (Houston), Jackson Memorial Hospital (Miami), IHC Hospitals, Inc. (Salt Lake City), and Hospital of the Good Samaritan (Los Angeles). None of the foregoing customers individually accounts for a material portion of the Company's revenues. The Company's comprehensive delivery and retrieval service enables its customers to outsource a costly and burdensome function to SRI and receive superior surgical products and service at a competitive cost.


ORIGIN OF THE BUSINESS -- AMSCO'S INVESTMENT


     In 1991, Richard T. Isel, SRI's co-founder and Chief Executive Officer, became aware of new surgical fabrics that led to the formation of Sterile Recoveries, Inc. Mr. Isel, who previously founded Sterile Design, Inc. in 1979 to develop and market sterile disposable custom procedure trays, believed that SRI could improve on custom procedure trays by responding to the needs of hospitals and surgery centers to reduce costs, curtail biohazardous waste, and improve the protection and comfort of surgeons and surgical staff during surgery. To fund the significant capital requirements for fabric, equipment, and infrastructure required for the new concept, Mr. Isel and Wayne R. Peterson negotiated for AMSCO, a manufacturer and distributor of heavy sterilizer equipment to acquire Sterile Recoveries, Inc. and Mr. Isel and Mr. Peterson became the principal executive officers of this corporation. The new company became AMSCO Sterile Recoveries, Inc., a wholly-owned subsidiary of AMSCO's subsidiary, American Sterilizer Company.



     Amsco Sterile designed and built nine state-of-the-art processing facilities in 1992 and 1993. During these two years, Amsco Sterile developed and subsequently refined the washing and sterilizing system that serves as the foundation for the Company's current closed-loop system. Amsco Sterile spent considerable resources to create a reprocessing system that would meet the significant logistical challenges of efficiently collecting, sorting, cleaning, inspecting, packaging, sterilizing, and delivering an assortment of surgical products to a dispersed customer base on a just-in-time basis. The primary challenge was to effectively clean and sterilize soiled gowns and other sewn goods while preserving the products' liquid resistance and breathability over their maximum potential useful lives. Based on its financial records, Amsco Sterile expended approximately $100 million in the business before the Acquisition, including approximately $70 million in capital expenditures to construct, equip, and stock nine facilities from 1991 through 1994, and approximately $30 million to fund operating losses. SRI believes that its predecessor's expenditures of time, money, and effort to develop the reprocessing system have allowed SRI's current management to gain valuable experience and represent significant barriers for potential competitors. See "Management's Discussion and Analysis of Financial Statements -- Overview."



     AMSCO Sterile incurred substantial losses that resulted in the sale of its assets to SRI on July 31, 1994. Messrs. Isel and Peterson, who were the principal officers of AMSCO Sterile during the period 1991-1994, and are currently executive officers of the Company, believe that AMSCO made several operational and strategic decisions that impaired the growth of AMSCO Sterile and contributed to the magnitude of these losses. Foremost among these strategic mistakes in the view of Messrs. Isel and Peterson, was the decision to incur the substantial capital and operating costs associated with the construction of nine facilities before establishing a sufficient customer base to generate a level of sales adequate to operate the facilities profitability. Also significant was the delay until August 1992 experienced by AMSCO Sterile in obtaining FDA pre-market approval of its products, even though it had been incurring substantial expenses since September 1991 related to its facilities.



     Due to differences in management philosophy, AMSCO removed Mr. Isel as President of Amsco Sterile in November 1993, and reassigned Mr. Peterson to a planning role. Continued losses caused Amsco Sterile to close three facilities in early 1994. In May 1994, AMSCO approached Mr. Isel about buying the business.


THE ACQUISITION


     Mr. Isel and Mr. Peterson formed SRI and purchased substantially all the assets of Amsco Sterile for $15.3 million, including $1.5 million of assets that were sold to a third party. Concurrently, James T. Boosales invested in the Company and joined the management team as an Executive Vice President and the principal financial officer.



     The uses and sources of funds in connection with the Acquisition were as follows:



Uses:
  Cash portion of purchase price...............................................   $5,012,000
  Deferred portion of purchase price...........................................    9,871,000
  Direct acquisition costs.....................................................      152,000
  Payment of assumed liabilities...............................................      265,000
                                                                                  ----------
     Total.....................................................................  $15,300,000
                                                                                  ==========
Sources:
  Cash equity from initial investors...........................................   $1,012,000
  Convertible Note from Lee R. Kemberling......................................    1,000,000
  Acquisition debt financing from Amsco Sterile................................    9,871,000
  Accounts receivable loan facility............................................    1,887,000
                                                                                  ----------
  Subtotal attributable to retained assets.....................................  $13,770,000
  Concurrent asset sale to third party.........................................    1,530,000
                                                                                  ----------
     Total.....................................................................  $15,300,000
                                                                                  ==========



     As of July 10, 1996, Messrs. Isel, Peterson, Boosales, and Kemberling owned 3,252,341 shares of the Company's common stock. Assuming an offering price of $11.00 per share (before deduction of estimated offering expenses), the aggregate unrealized gain as a result of the offering for these shareholders would be as follows:



                                                            TOTAL
                                                            COMMON       TOTAL        TOTAL
                                                            STOCK       AMOUNT      UNREALIZED
                        INVESTOR                            OWNED      INVESTED        GAIN
- --------------------------------------------------------   --------    ---------    ----------
Richard T. Isel(1)......................................  1,042,329    $   6,000   $11,459,619
James T. Boosales(1)....................................    900,000    1,000,000     8,900,000
Wayne R. Peterson(1)....................................    960,000        6,000    10,554,000
Lee R. Kemberling(2)....................................    225,807    1,000,000     1,483,877
                                                           --------
                                                          3,128,136   $2,012,000   $32,397,496
                                                           ========


- ---------------


(1) Messrs. Isel, Boosales, and Peterson purchased their shares in connection with the initial formation of the Company for effective cash prices per share of $.01, $1.11, and $.01, respectively. Mr. Isel and Mr. Peterson also personally guaranteed the accounts receivable loan facility.

(2) Mr. Kemberling received these shares in connection with his conversion of a Convertible Note in the original principal amount of $1,000,000, which Mr. Kemberling received for a loan in that amount that partially funded the Acquisition. His effective price per share was $4.43. See "Certain Transactions."



See "Principal Shareholders" and "Risk Factors -- Benefits to Be Received by Affiliates of the Company as a Result of the Offering."


     The assets retained by SRI included eight of the nine facilities developed by Amsco Sterile (one owned, seven leased) and all of its surgical products inventory and operating equipment relating to the retained facilities. SRI's processing facilities are currently underutilized and provide the capacity to support significant growth for SRI's new and existing customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Since acquiring the business from Amsco Sterile, SRI has changed its business strategy and operations to overcome the operating problems experienced by Amsco Sterile. Using the substantial management expertise developed before the Acquisition, SRI management has designed and implemented standard operating procedures at each facility, decentralized its management by promoting or recruiting facility general managers who are accountable for both sales and profitability, and imposed increased financial discipline. As a result, the Company has improved its operating efficiency, reduced service costs, and standardized its delivery and reprocessing service. Since the Acquisition, SRI has reduced its variable cost by more efficiently servicing greater sales levels with reduced labor hours. From December 31, 1994 to March 31, 1996, the Company has retained in excess of 85% of its customers and increased its average daily revenues by approximately 32%.

RECENT DEVELOPMENTS

     On February 26, 1996, the Company acquired Surgipro, Inc., an Orlando-based provider of disposable surgical products. This acquisition has enhanced SRI's ability to offer flexible, tailored solutions to its customers' surgical supply needs by supplementing its reusable surgical product delivery and retrieval service with disposable accessory packs, which contain disposable items such as needles, sutures, syringes, and tubing for surgical procedures.

     To further strengthen the management team, Bertram T. Martin, Jr., a director and a shareholder of the Company, will become Executive Vice President and Chief Operating Officer on the consummation of the offering. Prior to joining SRI, Mr. Martin assisted in formulating the initial business plan in 1991 and has served as a financial consultant to the Company.

     The Company's executive offices are located at 28100 U.S. Highway 19 North, Suite 201, Clearwater, Florida 34621, and its telephone number is (813) 726-4421.

                                USE OF PROCEEDS


     The net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company (assuming an offering price of $11.00 per share), after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be $19.4 million ($20.9 million if the Underwriters' over-allotment option is exercised in full).


     The Company intends to use approximately $11.1 million of the net proceeds to repay indebtedness, including approximately $8.4 million of debt owed to Amsco Sterile and $2.7 million of debt owed to a lender, Metro Factors, Inc. The Amsco Sterile debt was incurred to finance the Acquisition, matures in August 1997, and accrues interest at a variable rate equal to the prime rate plus 1.5%. The remaining debt matures in January 1997 and accrues interest at a base lending rate plus 2.0%. The balance of the net proceeds will be used for working capital and general corporate purposes including the purchase of more reusable surgical products and equipment to expand SRI's existing operations. During the next 12 months, the Company estimates that it will require $275,000 per month for new carts and reusable surgical products and expects that it will also make expenditures of approximately $300,000 for additional equipment in each of its five largest facilities to increase their capacity. In the longer term, the Company expects that its needs for capital expenditures will be substantial and will depend on its growth and opportunities. Although it does not have any current plans, the Company might use part of the proceeds to acquire businesses, technologies, or products complementary to the Company's business or to develop additional facilities in new locations. Pending application, the proceeds will be invested in short-term, investment grade securities or money market instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently expects that all of its earnings will be retained for development and expansion of its business and does not anticipate paying dividends on its Common Stock in the foreseeable future. Any payment of dividends in the future will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, contractual restrictions, capital requirements, the general financial condition of the Company, and general business conditions. Additionally, financial covenants in the Company's credit facility prohibit the payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     The net tangible book value of the Company as of March 31, 1996, was $674,459, or $.20 per share of Common Stock. Net tangible book value per share represents the amount of the Company's tangible net worth (total tangible assets less total liabilities), divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 2,000,000 shares of Common Stock by the Company in the offering (assuming an initial public offering price of $11 per share) and the application of the net proceeds therefrom (after deduction of estimated offering expenses to be paid by the Company), the pro forma net tangible book value of the Company as of March 31, 1996, would have been approximately $20.1 million or $3.74 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.54 per share to current shareholders and an immediate dilution of $7.26 per share to purchasers of shares in the offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............................            $11.00
  Net tangible book value per share before offering.........................  $0.20
  Increase per share attributable to new investors..........................   3.54
                                                                              -----
Pro forma net tangible book value per share after the offering..............              3.74
                                                                                        ------
Dilution to new investors...................................................            $ 7.26
                                                                                        ======


     The following table sets forth the number of shares purchased from the Company, the total consideration paid, and the average price per share paid by the Company's existing shareholders and to be paid by new investors in the offering (assuming an initial public offering price of $11.00 per share) and before deduction of estimated underwriting discounts and commissions:

                                         SHARES PURCHASED(1)        TOTAL CONSIDERATION        AVERAGE
                                        ---------------------     -----------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                        ---------     -------     -----------     -------     ---------
Existing shareholders.................  3,367,089       62.7%     $ 2,838,500       11.4%      $  0.84
New investors.........................  2,000,000       37.3       22,000,000       88.6         11.00
                                        ---------     -------     -----------     -------
          Total.......................  5,367,089      100.0%     $24,838,500      100.0%
                                         ========      =====       ==========      =====

- ---------------
(1) Excludes 180,000 shares of Common Stock issuable on the exercise of outstanding stock options, an aggregate of 219,500 shares of Common Stock issuable on the exercise of stock options to be granted upon the completion of the offering, and 128,205 shares of Common Stock issuable on partial conversion of the Convertible Note. See "Management -- Stock Option Plans;" and "Certain Transactions." Exercise of outstanding stock options and conversion of the Convertible Note will result in further dilution to investors in the offering.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 31, 1996, and (ii) as adjusted to reflect the application of the net proceeds from the issuance and sale by the Company of 2,000,000 shares of Common Stock in the offering. See "Use of Proceeds."


                                                                            MARCH 31, 1996
                                                                       -------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                       -------       -----------
                                                                            (IN THOUSANDS)
Notes payable -- working capital loan facility.......................  $ 1,975         $    --
Notes payable -- related parties.....................................    1,134           1,134
Acquisition debt.....................................................    8,681              --
Shareholders' equity
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized; no
     shares issued and outstanding...................................       --              --
  Common Stock, $0.001 par value, 30,000,000 shares authorized;
     3,367,089 shares issued and outstanding; 5,367,089 shares as
     adjusted(1).....................................................        3               5
  Additional paid-in capital.........................................    2,835          22,243
  Accumulated deficit................................................   (1,627)         (1,627)
                                                                       -------       -----------
     Total shareholders' equity......................................    1,211          20,621
                                                                       -------       -----------
       Total capitalization..........................................  $13,001         $21,755
                                                                       =======       =========


- ---------------

(1) Excludes 180,000 shares of Common Stock issuable upon the exercise of outstanding stock options, an aggregate of 219,500 shares of Common Stock issuable upon the exercise of stock options to be granted upon the completion of the offering, and 128,205 shares of Common Stock issuable on partial conversion of the Convertible Note.

                            SELECTED FINANCIAL DATA

     The following table contains certain selected financial data and is qualified by the more detailed Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected financial data for the five months ended December 31, 1994, and the fiscal year ended December 31, 1995, have been derived from the Company's audited financial statements. The selected financial data (statement of income data only) set forth below for the fiscal year ended December 31, 1993, and the seven months ended July 31, 1994, have been derived from audited financial statements of Amsco Sterile (the predecessor company). The selected financial data set forth below for the three months ended March 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company, which include all adjustments that the Company considers necessary for a fair presentation of the results of operation for the periods presented. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1996. The selected financial data for the years ended December 31, 1991 and 1992 and Balance Sheet Data as of December 31, 1993 and July 31, 1994 have been derived from the unaudited statements of operations and balance sheets of Amsco Sterile exclusive of notes thereto, which include all adjustments that Amsco Sterile considers necessary for a fair presentation of its results of operation and financial position for the periods presented. The following information should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                                           STERILE RECOVERIES, INC.(1)
                                            PREDECESSOR COMPANY(1)              -------------------------------------------------
                                  ------------------------------------------    FIVE MONTHS
                                                                SEVEN MONTHS       ENDED                         THREE MONTHS
                                                                   ENDED         DECEMBER      YEAR ENDED            ENDED
                                   YEARS ENDED DECEMBER 31,       JULY 31,          31,       DECEMBER 31,         MARCH 31,
                                  ---------------------------   ------------    -----------   ------------    -------------------
                                   1991     1992       1993         1994           1994           1995         1995        1996
                                  ------   -------   --------   ------------    -----------   ------------    -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................     --     1,132      7,988       12,069          9,285         25,320        5,817       7,330
  Cost of revenues...............     --       684     15,090       14,091          6,550         17,659        4,181       5,024
                                  ------   -------   --------   ------------    -----------   ------------    -------     -------
    Gross profit (loss)..........     --       448     (7,102)      (2,022)         2,735          7,661        1,636       2,306
  Distribution expenses..........     --        --        981        1,309          1,032          2,801          694         722
  Selling and administrative
    expenses.....................    578     7,638     12,132        7,375          2,162          3,975        1,014       1,067
  Restructuring expenses.........     --        --      1,550           --             --             --           --          --
                                  ------   -------   --------   ------------    -----------   ------------    -------     -------
    Income (loss) from
      operations.................     --    (7,190)   (21,765)     (10,706)          (459)           885          (72)        517
  Interest expense...............     --     1,536      5,727        4,791            735          1,489          379         347
                                  ------   -------   --------   ------------    -----------   ------------    -------     -------
                                    (578)   (8,726)   (27,492)     (15,497)        (1,194)          (604)        (451)        170
  Income tax expense.............     --        --         --           --             --             --           --          --
                                  ------   -------   --------   ------------    -----------   ------------    -------     -------
    Net income (loss)............ $ (578)  $(8,726)  $(27,492)    $(15,497)       $(1,194)      $   (604)     $  (451)    $   170
                                  ======   =======   ========   ===========     ==========    ==========      =======     =======
  Pro forma net income
    (loss)(2)....................                                                 $(1,194)      $   (604)     $  (451)    $   170
                                                                                ==========    ==========      =======     =======
  Pro forma net income (loss)
    per common share(2)(3).......                                                 $ (0.34)      $  (0.17)     $ (0.13)    $  0.05
                                                                                ==========    ==========      =======     =======
  Weighted average common shares
    outstanding..................                                                   3,513          3,513        3,513       3,513
BALANCE SHEET DATA:
  Reusable surgical products..... $   --   $18,344   $ 31,226     $ 32,836        $ 4,867       $  4,924      $ 4,722     $ 5,413
  Total assets...................  1,997    43,999     63,871       67,651         13,388         13,493       12,913      15,635
  Total indebtedness.............  2,021    49,156     96,088      115,841         11,942         10,891       11,925      11,790
  Shareholders' equity
    (deficit)....................  1,422    (7,304)   (34,796)     (50,293)          (182)           214         (634)      1,211


- ---------------

(1) The table covers periods before and after the Company acquired its business from Amsco Sterile on July 31, 1994. The Company's operating results for the periods after the Acquisition are not comparable to the operating results before the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


(2) As an S Corporation for federal income tax purposes, the Company has not been subject to income tax. On a pro forma basis, assuming the Company had been subject to income tax for all periods presented, the Company would not have recognized any corporate income tax in the relevant periods. See Notes B and K of Notes to Financial Statements.

(3) Supplemental pro forma net income per common share for the year ended December 31, 1995 and the three months ended March 31, 1996, giving effect to the payment of debt from a portion of the offering's proceeds and the increased number of shares, is $0.18 and $0.11 per common share (assuming 4,508,000 and 4,412,000 weighted average common shares outstanding). See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW


     This discussion and analysis covers periods before and after the Company acquired its business from Amsco Sterile on July 31, 1994. The Company's operating results for the periods after the Acquisition are not comparable to the operating results for the periods before the Acquisition for several reasons. Amsco Sterile incurred a significant amount of debt and costs to start up and develop the business. The financial records of Amsco Sterile indicate that it expended approximately $100 million in the business before the Acquisition. This amount included $2 million to initially acquire the predecessor business from Messrs. Isel and Peterson, $33 million to purchase property, plant, and equipment for nine facilities, $39 million to purchase reusable surgical products for its facilities, and $30 million of operating losses that Amsco Sterile incurred from 1991 through the Acquisition in 1994 (excluding interest, amortization, and depreciation). SRI purchased eight of the nine facilities and all of Amsco Sterile's depreciated equipment and surgical products inventory for approximately 17% of their net book value. Consequently, SRI has one fewer facility, less debt, and considerably lower depreciation and amortization expense than Amsco Sterile. In addition, the Company has significantly changed the business operations since the Acquisition. See "The Company" and Note C of Notes to Financial Statements.


     The Company's revenues are derived from providing hospitals and surgery centers with reusable gowns, towels, drapes, and basins for use in surgical procedures through a "closed-loop" delivery and retrieval service and also from the sale of disposable surgical products that supplement its reusable surgical product service. The Company's revenue growth is primarily affected by the number of customers, the number and type of surgical procedures that it services for each customer, and the pricing by type of surgical pack.


     The Company believes that its facilities currently operate at approximately 50% of their estimated aggregate annual revenue capacity of approximately $60 million. Estimated annual revenue capacity is based on the Company's estimate of revenues that would be derived from the full utilization of the facilities at current prices and without addition of equipment. SRI believes that the aggregate revenue capacity can be further increased to approximately $80 million (at current prices) with additional equipment expenditures of approximately $300,000 in each of its five largest facilities. The revenue capacity determination is based on an assumed work week and data regarding the product processing capability of each facility, both with and without the additional processing line. The Company's ability to use this excess revenue capacity will depend on its success in substantially increasing its volume of business. A primary strategy of the Company is to increase its operating leverage by expanding revenues within existing markets. See "Business -- Strategy."


     During 1996, the Company has substantially increased its expenditures for reusable surgical products, primarily to support anticipated increases in business. To adequately service a new customer, SRI estimates that it makes an investment in new reusable surgical products and carts equal to approximately 50% of the projected first year revenue from the customer. Until the beginning of 1996, SRI minimized its new purchases of reusable surgical products by using excess stocks of reusable surgical fabrics and products that were included in the Acquisition at a relatively low cost. With excess stocks almost fully utilized, SRI's capital expenditures for new carts and reusable surgical products were $800,000 in the first quarter of 1996, compared to $800,000 for all of fiscal year 1995. SRI estimates that its capital expenditures for new carts and reusable surgical products will be approximately $275,000 per month for the next 12 months, although the amount will fluctuate depending on the growth rate of SRI's business. See "-- Liquidity and Capital Resources."

     The Company amortizes its reusable surgical products on a per use basis, based on estimates of the products' useful lives. SRI's purchase of used reusable surgical products in the Acquisition at approximately 17% of Amsco Sterile's net book value has resulted in lower amortization expense since the Acquisition. The Company's purchases of new reusable surgical products at current replacement cost will increase future amortization expense. However, the Company's current replacement cost is substantially less than Amsco

Sterile's original cost due to significantly improved sourcing of fabrics. See "Risk Factors -- Increasing Replacement and Amortization Costs" and Note B of Notes to Financial Statements.


     The Company regularly reviews the impact on its business of changes in such government-sponsored programs as Medicare and Medicaid, especially those resulting from a shift to managed care options. Based on its review of current legislative proposals, the Company does not expect that reductions or changes in government-sponsored programs will impact the Company's operations. See "Risk Factors -- Health Care Reform."


     The Company has been an S Corporation for state and federal income tax purposes since its inception and accordingly, has not been subject to corporate income taxes. On completion of the offering, the Company's S Corporation status will terminate and the Company will become subject to corporate income taxes. See Notes B and K of Notes to Financial Statements.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual future results will depend on a variety of factors and circumstances, including those discussed in "Risk Factors" at the beginning of this Prospectus.

QUARTERLY RESULTS

     The following table presents unaudited quarterly operating results for the Company for 1995 and the first quarter of 1996. The data have been derived by the Company from the Financial Statements included elsewhere in this Prospectus, and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. These operating results are not necessarily indicative of the Company's future performance.


                                                               THREE MONTHS ENDED
                                     -----------------------------------------------------------------------
                                     MARCH 31,     JUNE 30,     SEPTEMBER 30,     DECEMBER 31,     MARCH 31,
                                       1995          1995           1995              1995           1996
                                     ---------     --------     -------------     ------------     ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...........................     5,817        6,063           6,527            6,913           7,330
Cost of revenues...................     4,181        4,222           4,464            4,792           5,024
                                     ---------     --------     -------------     ------------     ---------
  Gross profit.....................     1,636        1,841           2,063            2,121           2,306
Distribution expenses..............       694          691             690              726             722
Selling and administrative
  expenses.........................     1,014        1,011             962              988           1,067
                                     ---------     --------     -------------     ------------     ---------
     Income (loss) from
       operations..................       (72)         139             411              407             517
Interest expense...................       379          374             371              365             347
                                     ---------     --------     -------------     ------------     ---------
Pro forma and historical net income
  (loss)...........................   $  (451)      $ (235)        $    40           $   42         $   170
                                      =======       ======      ==========        ==========        =======
Pro forma net income (loss) per
  share............................   $ (0.13)      $(0.07)        $  0.01           $ 0.01         $  0.05
                                      =======       ======      ==========        ==========        =======



     The Company experienced a trend of improving net income during the foregoing time period primarily because of increased revenues from additional customers and additional sales to existing customers. The Company also benefited from improved gross margins resulting from labor efficiencies and leveraging fixed costs over more revenues and improved efficiency in distribution and selling and administrative expenses.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the statements of operations of the Company and Amsco Sterile.


                                                                          STERILE RECOVERIES, INC.
                                      PREDECESSOR COMPANY       --------------------------------------------
                                  ---------------------------                                  THREE MONTHS
                                                 SEVEN MONTHS   FIVE MONTHS                       ENDED
                                   YEAR ENDED       ENDED          ENDED        YEAR ENDED      MARCH 31,
                                  DECEMBER 31,     JULY 31,     DECEMBER 31,   DECEMBER 31,   --------------
                                      1993           1994           1994           1995        1995    1996
                                  ------------   ------------   ------------   ------------   ------   -----
Revenues.........................     100.0          100.0          100.0          100.0       100.0   100.0
Cost of revenues.................     188.9          116.7           70.5           69.7        71.9    68.5
                                  ------------   ------------   ------------   ------------   ------   -----
     Gross profit................     (88.9)         (16.7)          29.5           30.3        28.1    31.5
Distribution expenses............      12.3           10.9           11.1           11.1        11.9     9.9
Selling and administrative
  expenses.......................     151.9           61.1           23.3           15.7        17.4    14.6
Restructuring expense............      19.4             --             --             --          --      --
                                  ------------   ------------   ------------   ------------   ------   -----
     Income (loss) from
       operations................    (272.5)         (88.7)          (4.9)           3.5        (1.2)    7.0
Interest expense.................      71.7           39.7            7.9            5.9         6.5     4.7
                                  ------------   ------------   ------------   ------------   ------   -----
Pro forma and historical net
  income (loss)..................    (344.2)        (128.4)         (12.8)          (2.4)       (7.7)    2.3


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     Revenues. The Company's revenues increased $1.5 million, or 26.0%, to $7.3 million in the first quarter of 1996 from $5.8 million in the first quarter of 1995, primarily as a result of new customers and the addition of disposable surgical products to supplement the Company's reusable surgical products service in March 1995. New customers and the addition of disposable surgical products accounted for $1.1 million and $413,000, respectively, of the revenue increase. The Company's reusable surgical products delivery and retrieval service provided 94.1% of revenues in the first quarter of 1996 and 99.6% of revenues in the first quarter of 1995. Substantially all the revenues from the sale of disposable products in both periods was attributable to disposable products purchased from a third party vendor and distributed to SRI customers under a joint marketing agreement.


     Gross Profit. Gross profit increased $671,000, or 41.0%, to $2.3 million in the first quarter of 1996 from $1.6 million in the first quarter of 1995. Gross margin increased to 31.5% in the first quarter of 1996 from 28.1% in the first quarter of 1995. The improvement in gross margin is largely attributable to labor efficiencies in the pack room and the economies of scale associated with spreading fixed costs over more revenues. These favorable developments were partially offset by increased costs for amortization of reusable surgical products and the Company's relatively lower gross margin on its distribution of the third party vendor's disposable products. The Company expects the gross margin on disposable surgical products to increase if Surgipro revenues increase. However, the sale of disposable products will reduce the Company's overall gross margin when combined with the higher gross margin on reusable surgical product services.


     Distribution Expenses. Distribution expenses increased $29,000, or 4.1%, to $722,000 in the first quarter of 1996 from $694,000 in the first quarter of 1995. As a percentage of revenues, distribution expenses decreased to 9.9% in the first quarter of 1996 from 11.9% in the first quarter of 1995. The Company incurs distribution expenses both in transporting its reusable surgical products locally and between the facility and outlying metropolitan areas. The improvement in distribution expenses as a percentage of revenues resulted primarily from efficiencies derived from delivering more volume over existing routes and the reopening of the Raleigh facility.

     Selling and Administrative Expenses. Selling and administrative expenses increased $53,000, or 5.2%, to $1.1 million in the first quarter of 1996 from $1.0 million in the first quarter of 1995. As a percentage of revenues, selling and administrative expenses decreased to 14.6% in the first quarter of 1996 from 17.4% in the first quarter of 1995 due to the leveraging of fixed administrative expenses over additional revenues. Administrative expenses will increase after the offering with the addition of another executive officer and the expense associated with being a public company.

     Interest Expense. Interest expense decreased by $32,000, or 8.5%, to $347,000 for the first quarter of 1996 from $379,000 in the first quarter of 1995, primarily as the result of a lower variable interest rate on its working capital loan, conversion of a $1.0 million convertible note into Common Stock in September 1995, and a $1.2 million reduction in the principal balance of the Amsco Sterile note. As a percentage of revenues, interest expense decreased to 4.7% in the first quarter of 1996 from 6.5% in the first quarter of 1995.

     Net Income. As a result of the foregoing, SRI's net income increased to $170,000 for the first quarter of 1996, from a net loss of $451,000 in the first quarter of 1995. As a percentage of revenues, net income in the first quarter of 1996 was 2.3% of revenues compared to a net loss of 7.7% of revenues in the first quarter of 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO FIVE MONTHS ENDED DECEMBER 31, 1994


     Revenues. The Company's revenues increased to $25.3 million in 1995 from $9.3 million in the last five months of 1994. The total revenue amounts are not comparable because of the different lengths of the comparative periods. Excluding the effect of period differences, revenues increased, primarily as a result of additional customers, an increase in sales to existing customers and the addition of disposable surgical products to supplement the Company's reusable surgical products service.



     Gross Profit. As a percentage of revenues, gross profit increased to 30.3% in 1995 from 29.5% in the last five months of 1994. The increase was due primarily to leveraging of the facility infrastructure as revenues increased.


     Distribution Expenses. As a percentage of revenues, distribution expenses remained constant at 11.1% in 1995 and in the last five months of 1994.

     Selling and Administrative Expenses. As a percentage of revenues, selling and administrative expenses decreased to 15.7% in fiscal year 1995 from 23.3% in the last five months of 1994 due to the leveraging of fixed administrative expenses over additional revenues, a reduction in computer expenses incurred in the transition following the Acquisition, and a reduction in corporate staff.

     Interest Expense. As a percentage of revenues, interest expense decreased to 5.9% in 1995 from 7.9% in the last five months of 1994. The decrease resulted from a $400,000 reduction in the average outstanding balance of the Company's working capital loan from the last five months of 1994 to fiscal year 1995, the conversions of a $1.0 million convertible note into Common Stock in September 1995, and the increase in revenues. See Notes E and F of Notes to Financial Statements.

     Net Loss. As a result of the foregoing, the Company's net loss decreased to 2.4% of revenues in fiscal year 1995 from 12.8% in the last five months of 1994.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994



     The following discussion and analysis pertains to operations both before and after the Acquisition. The stated amounts for 1995 are for the Company's operations. The stated amounts for 1994 include the combined operations in that year of both the Company (August 1 and after) and Amsco Sterile (before August
1). For reasons stated above, the operations of Amsco Sterile are not comparable to the Company. See "-- Overview" and "The Company".



     Revenues. Revenues increased $3.9 million, or 18.6%, to $25.3 million in 1995 from $21.4 million in 1994. In 1994 and early 1995, the revenue growth of the business slowed because of marketplace concerns regarding AMSCO's sale or closure of Amsco Sterile, SRI's financial condition after the Acquisition, and SRI management's focus on retaining existing customers and implementing operating efficiencies to generate operating profits.



     Gross Profit. Gross profit increased $7.0 million, or 1,000%, to $7.7 million in 1995 from $713,000 in 1994. Gross margin increased to 30.3% in 1995 from 3.3% in 1994. The comparison of gross profit for 1994 and 1995 is not meaningful because of Amsco Sterile's significantly higher depreciation and amortization expenses associated with higher book asset values.

     Distribution Expenses. Distribution expenses increased $460,000, or 19.6%, to $2.8 million in 1995 from $2.3 million in 1994. As a percentage of revenues, distribution expenses increased slightly to 11.1% in 1995 from 11.0% in 1994. The Company did not experience any economies in distribution expense on the year to year revenue increase.



     Selling and Administrative Expenses. Selling and administrative expenses decreased $5.5 million, or 58.3%, to $4.0 million in 1995 from $9.5 million in 1994. As a percentage of revenues, selling and administrative expenses decreased to 15.7% in 1995 from 44.7% in 1994 primarily due to reductions in corporate overhead following the Acquisition, the reduction of sales expense, and the leveraging of fixed administrative expenses over additional revenues. Management significantly reduced personnel and expenses after the Acquisition.



     Interest Expense. Interest expense decreased by $4.0 million, or 73.1%, to $1.5 million in 1995. As a percentage of revenues, interest expense decreased to 5.9% in 1995 from 25.9% in 1994. Amsco Sterile incurred significant intercompany debt to AMSCO in connection with its start up and development of the business that was replaced following the Acquisition by a significantly lower level of debt incurred to finance the Acquisition and the Company's cash flow requirements.



     Net Loss. As a result of the foregoing, the net loss decreased $16.1 million, or 96.4%, to $604,000 for 1995 from $16.7 million in 1994. As a percentage of revenues, the net loss in 1995 was 2.4% of revenues compared to a net loss of 78.2% of revenues in 1994.



YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993



     The following discussion pertains to operations both before and after the Acquisition. The stated amounts for 1993 are for Amsco Sterile's operations. The stated amounts for 1994 include the combined results of operations of both the Company (August 1 and after) and Amsco Sterile (before August 1). For reasons stated above, the operations of Amsco Sterile are not comparable to the Company. See "-- Overview" and "The Company".



     Revenues. Revenues for 1994 increased $13.4 million, or 167.3%, to $21.4 million from $8.0 million in 1993, primarily as a result of the continued marketing efforts of Amsco Sterile.



     Gross Profit (Deficit). Gross profit increased $7.8 million to $713,000 in 1994 from a deficit of $7.1 million in 1993. The comparison of gross profit for 1994 and 1993 is not meaningful because of Amsco Sterile's significantly higher depreciation and amortization expenses associated with its relatively higher book asset values.



     Distribution Expenses. Distribution expenses increased $1.4 million, or 139%, to $2.3 million in 1994 from $981,000 in 1993. As a percentage of revenues, distribution expenses decreased to 11.0% in 1994 from 12.3% in 1993 as more deliveries were made over the same routes.



     Selling and Administrative Expenses. Selling and administrative expenses decreased $2.6 million, or 21.4%, to $9.5 million in 1994 from $12.1 million in 1993. As a percentage of revenues, selling and administrative expenses decreased to 44.7% in 1994 from 151.9% in 1993 due to the leveraging of fixed administrative expenses over additional revenues. Management significantly reduced personnel and related expenses after the Acquisition.



     Interest Expense. Interest expense decreased slightly by $201,000, or 3.5%, to $5.5 million in 1994 from $5.7 million in 1993. As a percentage of revenues, interest expense decreased to 25.9% in 1994 from 71.7% in 1993. Amsco Sterile incurred significant intercompany debt to AMSCO in connection with its start up and development of the business that was replaced following the Acquisition by a significantly lower level of debt incurred to finance the Acquisition and the Company's working capital requirements.



     Net Loss. As a result of the foregoing, the net loss decreased $10.8 million, or 39.3%, to $16.7 million for 1994 from $27.5 million in 1993. As a percentage of revenues, the net loss in 1994 was 78.2% of revenues compared to a net loss of 344.2% of revenues in 1993.

SEVEN MONTHS ENDED JULY 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     The following discussion and analysis pertains to operations before the Acquisition on July 31, 1994 and the inception of the Company's operations. See "-- Overview" and "The Company."


     Revenues. The Company's revenues increased $4.1 million, or 51.1%, to $12.1 million in the first seven months of 1994 from $8.0 million in 1993. The total revenue amounts are not comparable because of the different lengths of the comparative periods. Excluding the effect of the longer period, the revenue increase is primarily a result of continuing marketing efforts of Amsco Sterile.


     Gross Profit (Deficit). As a percentage of revenues, Amsco Sterile's gross profit (deficit) decreased to a deficit of 16.7% in the seven months ended July 31, 1994, from a deficit of 88.9% in fiscal year 1993. Gross profit (deficit) in fiscal year 1993 was adversely affected by facility start-ups and process refinement, both of which contributed to extraordinarily high variable costs due to inefficiencies, training costs, and inexperienced personnel. In early 1994, Amsco Sterile consolidated the facility operations of Chicago into Detroit, Raleigh into Baltimore, and Dallas into Houston to increase production volume in Detroit, Houston, and Baltimore and reduced facility overhead by converting the Chicago, Raleigh and Dallas facilities to depot operations.

     Distribution Expenses. As a percentage of revenues, Amsco Sterile's distribution expenses decreased to 10.9% in the seven months ended July 31, 1994, from 12.3% in fiscal year 1993. Increases in distribution expenses ($82,000 per month in 1993 compared to $187,000 per month in the seven months ended July 31, 1994) associated with the conversion of three operating facilities to depots were offset by economies of scale derived from a substantial increase in revenues.

     Selling and Administrative Expenses. As a percentage of revenues, Amsco Sterile's selling and administrative expenses decreased to 61.1% of revenues for the seven months ended July 31, 1994, from 151.9% for fiscal year 1993. Selling and administrative expenses for both periods were just over $1.0 million per month and as a percentage of revenues, decreased in the seven months ended July 31, 1994 from fiscal year 1993 because of increases in revenues.

     Interest Expense. As a percentage of revenues, Amsco Sterile's interest expense decreased to 39.7% in the seven months ended July 31, 1994 from 71.7% in fiscal year 1993. Average interest expense increased to $684,000 per month for the seven months ended July 31, 1994, from $477,000 per month in fiscal year 1993, as AMSCO's continuing investments in Amsco Sterile were reflected in intercompany debt. However, revenues increased during the first seven months of 1994 at a higher rate than interest expense, causing interest expense to decrease as a percentage of revenues.

     Restructuring Expense. Amsco Sterile incurred a $1.6 million restructuring expense in fiscal year 1993 in connection with its decision to close three of the reprocessing facilities. See Note D of Notes to Amsco Sterile's Financial Statements.

     Net Loss. As a result of the foregoing, Amsco Sterile's net loss decreased to 128.4% of revenues in the seven months ended July 31, 1994, from 344.2% of revenues in fiscal year 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Since the Acquisition, the Company's primary sources of capital have been cash flows from operations, private sales of debt and equity securities, operating leases for facilities and distribution vehicles, and available borrowings under its working capital loan facility. In March 1996, the Company raised $1.3 million through the sale of Common Stock and the Convertible Note. See "Certain Transactions."


     The Company had positive cash flow from operating activities of $38,000 for the first quarter of 1996, compared to $22,000 for the same period in 1995. The Company's positive cash flow from operating activities was $1.1 million for 1995, and $774,000 for the last five months of 1994, compared to a deficit of $13.1 million for Amsco Sterile for the seven months ended July 31, 1994, and a deficit of $12.4 million for 1994 for the combined operations of the Company and Amsco Sterile. The Company benefited in 1994 and the first quarter of 1995 from collection of Amsco Sterile's trade accounts receivable of $551,000 for 1994 and $367,000 for the first quarter of 1995. This one-time impact of trade accounts receivable collection favorably impacted the net cash provided from operations by $367,000 for the first quarter of 1995, thereby understating the improvement of cash flow from the first quarter of 1995 to the first quarter of 1996. As an investing activity, the Company expended $805,000 for purchases of reusable surgical products in the first quarter of 1996 as compared to $28,000 in the first quarter of 1995.


     The Company used approximately $924,000 more net cash in investing activities during the first quarter of 1996 than during the first quarter of 1995, reflecting additional capital expenditures in 1996 for equipment of $191,000 and reusable surgical products of $805,000 to support sales growth as compared to $38,000 for equipment and $28,000 for reusable surgical products in 1995. These expenditures were funded primarily by cash provided by financing activities. The Company derived approximately $1.5 million during the first quarter of 1996 from a private sale of common stock for $300,000, a $1,000,000 loan from Lee R. Kemberling pursuant to a secured convertible note, and approximately $165,000 of advances under the Company's working capital loan facility, and used the funds to purchase the additional assets and to repay $400,000 of acquisition debt owed to Amsco Sterile. See "The Company -- The Acquisition." During the same period in 1995, the Company used approximately $17,000 of net cash in financing activities to reduce its borrowings under its working capital loan facility.



     The net cash used by the Company in investing activities was approximately $1.1 million in 1995 and approximately $3.6 million during the last five months of 1994, compared to approximately $10.1 million for the combined operations of the Company and Amsco Sterile in 1994, and approximately $22.5 million for the operations of Amsco Sterile in 1993. Except for the five months ended December 31, 1994, the investing activities during all the comparative years were primarily capital expenditures for equipment and reusable surgical products. The significant capital expenditures in 1993 and the first seven months of 1994 were primarily for the purpose of equipping and stocking new processing facilities built by Amsco Sterile. The capital expenditures in 1995 were funded mostly by cash flow from operating activities. The 1994 and 1993 capital expenditures were funded by cash provided by financing activities.



     During the last five months of 1994, the Company invested approximately $5 million in cash to purchase its business from Amsco Sterile and derived approximately $1.5 million of those funds from the concurrent resale of certain assets to a third party. The Company derived the remaining funds from financing activities that consisted of $1.0 million of cash equity from founding shareholders, a $1.0 million loan from Lee R. Kemberling (which has since been converted into Common Stock), and a $1.5 million loan under an accounts receivable credit facility. See "The Company -- The Acquisition."



     In 1995, the Company increased its borrowings under its working capital loan facility by approximately $750,000 and repaid $800,000 of acquisition debt owed to Amsco Sterile. A total of approximately $22.8 million of net cash was provided to the Company and Amsco Sterile by financing activities during 1994 and was used primarily to fund operating losses of $12.4 million before the Acquisition and to purchase equipment and reusable surgical products for $6.6 million. As stated above, approximately $3.1 million in net cash was derived by the Company from financing activities during the five months ended December 31, 1994, and used to fund the Acquisition. Amsco Sterile financed the development of the processing facilities and its business start up primarily through loans and advances from its parent corporation, which totaled $19.8 million during the seven months ended July 31, 1994, and $46.9 million in 1993.


     Inventories at March 31, 1996, were $679,000, compared to $305,000 and $217,000 at the end of 1995 and 1994, respectively. The increases in inventories reflects the introduction of disposable surgical products to supplement the Company's delivery and retrieval service for reusable products. As a result of the acquisition of Surgipro on February 26, 1996, inventories are expected to continue to increase with revenues as the Company fully implements the offering of disposable products.

     At March 31, 1996, the Company had $11.8 million of notes payable and acquisition debt outstanding. Approximately $11.1 million of the net proceeds of the offering will be used to repay most of this outstanding indebtedness. Before and after the Acquisition, the business of the Company has been financed primarily with interest-bearing borrowings that have negatively impacted its earnings. The Company's interest expense in 1995 was $1.5 million. The use of a portion of the offering proceeds to retire most of the Company's outstanding borrowings will on an annualized basis eliminate interest expense of approximately $1.4 million and principal payments to Amsco Sterile of approximately $1.2 million. See "Use of Proceeds."


     The Company has a commitment from First Union National Bank of Florida for a $15.0 million unsecured revolving credit facility that will be effective upon completion of the offering and expire in July 1999. The facility imposes certain financial covenants. Beginning January 1, 1997, total outstanding borrowings under the facility are limited to three times the Company's earnings before interest, taxes, depreciation, and amortization (EBITDA) for the previous four quarters (declining to two and one-half times by the third year). The facility also imposes a covenant concerning the maintenance at the 1996 year end of minimum tangible net worth of at least $1.3 million plus the amount of the net proceeds of this offering. The Company expects that it will comply with these covenants following the offering and at the end of its 1996 fiscal year end. This minimum tangible net worth amount increases by $1.5 million in 1997 and $3.0 million in 1998. Pursuant to the terms of the credit facility, SRI may elect to convert up to $5.0 million of the available facility into term loans for capital expenditures that are ratably payable over five years. All borrowings accrue interest at the London Interbank Offered Rate (LIBOR) plus 200 basis points (7.5% as of May 1, 1996). The Company's revolving credit agreement with the bank restricts the declaration of dividends and prohibits the Company from encumbering its assets.



     After the offering, the Company's primary capital requirements will be for additional stocks of reusable surgical products, primarily to support anticipated growth in revenues. The Company anticipates that such expenditures will be approximately $275,000 per month for the next 12 months, subject to fluctuations in the growth of SRI's business. The Company also expects to make additional equipment expenditures of approximately $300,000 in each of its five largest facilities to increase the aggregate capacity of those facilities. The Company will also require additional working capital to support its inventory of disposable surgical products following the Surgipro acquisition. Management believes that the proceeds of the offering, combined with its cash flow from operating activities and funds available under its credit facility, will be sufficient to fund its growth and anticipated capital requirements for at least the next 12 months. In the longer term, the Company expects that its needs for capital expenditures will be substantial and will depend on its growth and opportunities. In particular, additional growth could require the Company to make additional capital expenditures for reusable surgical products, carts, and capital equipment and possibly for additional facilities. The Company expects to fund additional capital expenditures from a combination of internal cash flow, its credit facility, and other capital sources. See "Risk Factors -- Need for Capital."


RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions related to stock options granted to employees and accordingly, will continue following APB No. 25's accounting provisions. See Note B of Notes to Financial Statements.

                                    BUSINESS

     SRI provides hospitals and surgery centers with a comprehensive surgical procedure-based delivery and retrieval service for reusable gowns, towels, drapes, and basins and provides other disposable products necessary for surgery. At seven regional facilities, SRI collects, sorts, cleans, inspects, packages, sterilizes, and delivers its reusable products on a just-in-time basis. SRI offers an integrated "closed-loop" reprocessing service that uses two of the most technologically advanced reusable textiles: (i) a GORE Surgical Barrier Fabric for gowns and drapes that is breathable yet liquidproof and provides a viral/bacterial barrier and (ii) an advanced microfiber polyester surgical fabric for gowns and drapes that is liquid and bacterial resistant. The Company believes that its reusable surgical products made from these fabrics provide protection and comfort that are superior to disposable alternatives.


     The Company currently serves a growing customer base of approximately 200 hospitals and surgery centers located in 17 states, including Duke University Medical Center (Durham), Henry Ford Hospital (Detroit), Johns Hopkins Medical Center (Baltimore), St. Luke's Episcopal Hospital (Houston), Jackson Memorial Hospital (Miami), IHC Hospitals, Inc. (Salt Lake City), and Hospital of the Good Samaritan (Los Angeles). None of the foregoing customers individually accounts for a material portion of the Company's revenues. The Company's comprehensive delivery and retrieval service enables its customers to outsource a costly and burdensome function to SRI.


     The Company believes that its reusable surgical product delivery and retrieval service is a superior and competitively priced alternative to disposable surgical products or to operating an in-house reusable program for surgical products. The Company's delivery service offers savings to hospitals by reducing the costs associated with: (i) the disposal of biohazardous wastes,
(ii) carrying an inventory of disposable surgical products, and (iii) in-house processing of reusable surgical products. In addition to these cost savings, the Company's liquidproof and liquid resistant gowns offer surgeons and surgical staff enhanced protection against transmission of blood-borne pathogens, including the HIV and hepatitis viruses. Also, the Company's reusable gowns are made with a breathable surgical fabric that is designed for superior comfort during long procedures.

     Through the Company's acquisition of Surgipro on February 26, 1996, SRI offers its customers disposable accessory packs containing smaller surgical items that are not reusable, such as needles, sutures, syringes, and tubing. The Company's Surgipro acquisition enables SRI to complement its reusable surgical product delivery and retrieval service with disposable surgical products that are not available in reusable form. The Company believes that the flexibility it offers its customers by combining reusable surgical gowns, towels, drapes, and basins with disposable products will improve the Company's competitive position in the marketplace.

THE MARKET

     The United States health care system includes approximately 6,500 acute care hospitals, over 2,300 freestanding surgery centers, and a variety of other health care facilities. According to industry sources, approximately 31 million procedures will be performed at hospitals and surgery centers in 1996. The Company believes that between $40-$50 of reusable surgical products service revenues can be realized from a typical surgical procedure.

     In the 1980's, hospitals began using custom procedure trays because of their convenience, a trend that continued to grow until recently. A custom procedure tray typically contains in disposable form most of the sterile products used in a particular surgical or other medical procedure. According to industry sources, total sales of custom procedure trays in the United States were an estimated $1.5 billion in 1995.

     With the growth of managed care, many hospitals and surgery centers are seeking alternatives to custom procedure trays. The Company believes that custom procedure trays have several shortcomings relative to reusable products, including costs associated with excessive product content, storage, handling, and waste disposal, and the working capital requirements required to carry product inventory. Most hospitals which converted to custom procedure trays eliminated the in-house personnel and equipment necessary to process reusable surgical products. Furthermore, hospitals possessing in-house facilities are increasingly unwilling to support those personnel and capital requirements. The Company believes that a service that provides daily delivery of substantially better quality surgical products without any capital investment by the hospital, thereby reducing employee and space needs, should become an attractive managed care option for hospitals.

     Several developments have created a market opportunity for the kind of cost-competitive, reusable surgical product delivery and retrieval service SRI offers, including:

     Increasing Pressure on Hospitals to Contain Cost and Increase
Productivity. With the growth of managed care, economic constraints continue to require hospitals to become more efficient by limiting capital investments, reducing staff, and reducing costs. Hospitals are increasingly seeking to decrease their cost of supplies and the associated cost of waste disposal. SRI offers a cost-competitive service that eliminates the need for in-house inventory or processing facilities or the costs associated with stocking and discarding disposable products.

     Heightened Concern Regarding the Transmission of Infectious Diseases. The health care industry has experienced a substantial increase in the transmission of infectious disease through cross-infections. These concerns have increased the desirability of surgical barrier fabrics that protect surgeons and surgical staff from patient liquids. SRI's liquidproof gown prevents liquid and viral strike-through in critical areas during surgical procedures involving higher risk. The Company's standard gown is specially designed to resist liquid and bacterial strike-through in most other surgical procedures.

     Concern Regarding the Handling and Disposal of Biohazardous Waste. The disposal of large volumes of infectious and hazardous solid and liquid waste generated by the health care industry has attracted increased public awareness. The increased burdens on hospitals generating biohazardous waste due to restrictions on incineration and access to dump sites give a competitive advantage to reprocessing systems, such as SRI's, that replace disposable surgical products with reusable surgical products. The SRI reprocessing cycle substantially reduces biohazardous waste and its impact on the environment.

     Increased Outsourcing of Hospital Functions that Do Not Involve Patient Care. Hospitals with significant staff, capital and space dedicated to in-house processing of reusable surgical products are increasingly outsourcing this function to more efficient outside providers. This trend is consistent with the overall industry focus on efficiency and improved patient care. SRI's service allows hospitals to outsource to SRI the ownership and reprocessing of surgical products.

STRATEGY

     The Company's objective is to continue its growth and become a leading provider of reusable surgical products and related delivery and retrieval services to hospitals and surgery centers. The Company's principal strategies for achieving this objective are as follows:

     Leverage Infrastructure with Increased Penetration in Existing
Markets. The Company believes that its existing facilities currently operate at approximately 50% of their aggregate annual revenue capacity, allowing it to add a substantial amount of sales without the need for significant additional capital expenditures for equipment or new facilities. To obtain increased operating leverage and expand profit margins, the Company intends to grow its customer base within its existing markets and focus on expanding its relationships with existing customers by servicing additional surgical procedures.

     Become a Preferred Vendor Through Competitive Pricing and Expanded Service Solutions. As hospitals seek to contain costs and outsource functions that do not involve patient care or revenue producing activities, the Company believes that hospitals will seek relationships with vendors that offer a broad range of products or services at competitive prices. The Company intends to establish preferred vendor relationships with its customers by providing high-quality reusable surgical products, related delivery and retrieval services, and disposable accessory packs containing disposable surgical items. Through its disposable products division, SRI has expanded its range of surgical products to include those products typically offered by its competitors through disposable custom procedure trays, while giving its customers the added flexibility of using the Company's reusable surgical products.

     Expand National and Regional Agreements. To date, the Company's service agreements are primarily with individual hospitals. Management believes that there is a trend toward group purchasing among hospitals. To address this consolidation, management intends to offer its reusable products delivery service through agreements with national and regional hospital groups.

     Add Facilities in Selected Markets. SRI currently services customers in 17 states through seven regional facilities. SRI serves several large metropolitan areas through highway transport and satellite distribution facilities (depots) that are supported from a regional facility. To expand geographically, the Company expects to build additional facilities when needed in markets previously served by highway transport. For example, the Company reopened its Raleigh, North Carolina facility during the second quarter of 1995 to serve customers in North Carolina and South Carolina that were previously serviced from the Company's facility in Baltimore, Maryland. From each new facility, SRI will be able to serve new metropolitan areas that were previously too far from an existing regional facility. The Company believes that this strategy of incremental geographic expansion will allow the Company to operate these new facilities profitably by beginning operations with an existing customer base.

     Decentralize Operations to Facilities. The Company operates each of its facilities on a stand alone basis, with the general manager of each facility accountable to senior management for sales, operations, and profitability within the facility's market area. The Company believes that individual general managers with operational experience in local markets are best suited to respond to local business opportunities with overall direction and support from the Company's corporate staff. The Company implemented an incentive compensation plan in 1995 that provides compensation awards for the general managers and certain key production and sales employees based on individual and facility performance, as well as overall Company performance. Each general manager participates in the Company's stock option plan.

     Utilize Operational Knowledge. The Company's management gained substantial knowledge in operating Amsco Sterile's facilities. Amsco Sterile invested approximately $100 million during the period from 1991 to 1994, allowing management to implement innovative techniques and processes. As a result, when the Company acquired these facilities, management had developed a high degree of expertise in operations and was ready to capitalize upon Amsco Sterile's development efforts. The Company intends to utilize this expertise to provide superior products and services at a competitive cost.

DELIVERY, RETRIEVAL, AND REPROCESSING SYSTEM

     SRI's closed-loop reprocessing service picks up soiled reusable surgical products from its customers and sorts, cleans, inspects, packages, sterilizes, and redelivers the products. In one trip, SRI's trucks deliver clean carts of sterilized surgical products to the hospital or surgical center and return carts containing soiled products to its facility for reprocessing, always dividing clean carts from "soiled" carts. The specially designed aluminum carts hold sterile products, lock to maintain security and sterilization, conveniently roll for delivery within the hospital and convert into hampers to hold soiled products after the procedure. The customer avoids the need to maintain secondary stock locations and the costs of either reprocessing reusable products or stocking and discarding disposable products.

     Upon return to SRI's facility, the contents of the soiled carts are sorted in a decontamination area. Soiled products are routed through an automated washing and drying process that delivers clean, dry, and decontaminated products to a pack room where they are carefully inspected for damage, repaired if necessary, folded and assembled into packs, and then wrapped in a barrier wrap. The wrapped pack is steam sterilized before being packaged, sorted, and redelivered to the customer. SRI separately cleans, dries, and decontaminates its carts, stainless steel basins, and other hard reusable products through special automatic tunnel washers before redelivery. The processing through the facility occurs in three to five days.

     Because the Company's ability to price competitively with disposable products depends on maintaining its sewn goods' useful lives, SRI closely monitors their reprocessing to ensure longevity. SRI uses a bar coding system to track its reusable surgical products' status, history, and number of uses. SRI continually refines the washing and sterilization processes, building on Amsco Sterile's substantial investments of time and money to initially develop those operations.

PRODUCTS

     SRI's principal reusable surgical products are its liquidproof and liquid resistant surgical gowns, towels, drapes, and stainless steel basin sets. SRI offers these products in a variety of packs that are configured to the hospital's specific needs. Packs are comprised of various combinations of gowns, absorbent towels, liquidproof backtable covers, mayo stand covers, and possibly some stainless components. SRI also offers disposable accessory packs with disposable products such as needles, syringes, sutures, tubing, and other products that are not available in reusable form.

     SRI's liquidproof gown has GORE Surgical Barrier Fabric in critical areas to provide protection for procedures that present a higher risk of liquid strike-through. The GORE fabric is breathable yet liquidproof and prevents both viral and liquid strike-through. This protection is critical to SRI's customers given current concerns of doctors, staff, and regulatory authorities regarding transmission of blood-borne pathogens, including the HIV and hepatitis viruses. The Company's liquid resistant gown is made of an advanced microfiber polyester fabric designed to resist liquid and bacterial strike-through in most surgical procedures. All of SRI's gowns and drapes offer the wearer both comfort and breathability, combined with a high level of protection from liquid penetration that SRI believes is superior to that offered by disposable products.

     SRI contracts with third party vendors for the weaving of microfiber fabric and the cutting and sewing of garments, wraps, and drapes. The Company's business is substantially dependent on its ability to obtain from GORE the Surgical Barrier Fabric, a key component of its liquidproof surgical products. The Company does not have a long-term commitment from GORE for the supply of that product, but enjoys a good relationship with that company. The other components of the Company's products are currently available at reasonable costs from a variety of suppliers. See "Risk Factors -- Dependence on a Key Supplier."

FACILITIES AND SERVICE AREAS

     SRI operates seven processing facilities of approximately 23,000 to 32,000 square feet each in Baltimore, Detroit, Houston, Los Angeles, Raleigh, Salt Lake City, and Tampa. Each facility contains a uniform set of computerized and fully automated heavy washers, dryers, and sterilizers to achieve consistent cleaning and sterilization cycles for reusable surgical products. The Company uses standard operating procedures at each facility, regularly implementing at all facilities efficiencies that are developed and tested at one location.

     The Company believes that its existing facilities currently operate at approximately 50% of their aggregate annual revenue capacity. The Company believes that it can significantly increase its revenues without significant additional capital expenditures for equipment or new facilities. SRI intends to eventually add another washer and sterilizer to each facility, which will further increase its capacity in its existing facilities. Furthermore, the Dallas facility is fully equipped to operate as a processing facility but is currently only used as a depot. Should the North Texas and Oklahoma market warrant a processing facility, SRI could begin full processing operations with minimal capital expenditures. SRI believes it has an opportunity to significantly improve its operating results by servicing added sales through increased use of its existing facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's properties and the major markets that they serve are summarized below. All the properties are leased, except for the Houston processing facility. SRI believes that its existing facilities are adequate to meet its current requirements.

                                    SQUARE FEET
      FACILITY AND LOCATION          (APPROX.)     LEASE EXPIRATION(1)     SELECTED MARKETS SERVED
- ----------------------------------  -----------    -------------------    -------------------------
Processing facilities:
  Baltimore, Maryland.............     32,000      February 1, 2003       Baltimore, Philadelphia,
                                                                          Pittsburgh, Washington,
                                                                          D.C.
  Detroit, Michigan...............     23,000      September 30, 2002     Chicago, Detroit,
                                                                          Louisville, Milwaukee,
                                                                          Toledo
  Houston, Texas(2)...............     30,000      Owned                  Dallas, Houston, San
                                                                          Antonio, Oklahoma City
  Los Angeles, California.........     30,000      December 31, 2002      San Diego, Sacramento,
                                                                          Los Angeles, San
                                                                          Francisco
  Raleigh, North Carolina.........     26,000      April 30, 2002         Richmond, Atlanta, South
                                                                          Carolina, North Carolina
  Salt Lake City, Utah............     24,000      November 31, 2003      Utah
  Tampa, Florida..................     29,000      January 24, 2002       Tampa, Miami, Orlando,
                                                                          Jacksonville
Depots:
  Chicago, Illinois...............      3,000      September 30, 1996     --
  Dallas, Texas...................     20,000      March 31, 2002         --
  Louisville, Kentucky............      3,000      December 31, 1996      --
  Miami, Florida..................      4,000      January 31, 1997       --
  San Francisco, California.......      6,000      May 31, 1997           --
Warehouse:
  Houston, Texas..................      5,000      September 30, 1996     --
Disposable products facility:
  Orlando, Florida................     18,500      February 28, 1999      --
Corporate office:
  Clearwater, Florida.............      9,000      October 31, 1996       --

- ---------------

(1) Excludes renewal options in the leases that range from one to 10 years.

(2) The Houston property is owned by the Company subject to a first mortgage securing a Convertible Note in the principal amount of $1.0 million. See "Certain Transactions."

EMPLOYEES

     As of March 31, 1996, SRI employed approximately 650 people, consisting of approximately 30 persons in management, administration, and finance at its corporate office and approximately 620 people in various positions at the Company's facilities. The Company's employees are not covered by a collective bargaining agreement, and the Company considers its employee relations to be good.

CUSTOMERS

     The Company currently services approximately 200 hospitals and surgery centers in 17 states throughout the United States. The following is a partial list of these customers and their locations:

    Allegheny General Hospital...............  Pittsburgh, Pennsylvania
    Audubon Regional Hospital................  Louisville, Kentucky
    Duke University Medical Center...........  Durham, North Carolina
    Henry Ford Hospital......................  Detroit, Michigan
    Hermann Hospital.........................  Houston, Texas
    Hospital of the Good Samaritan...........  Los Angeles, California
    Jackson Memorial Hospital................  Miami, Florida
    Johns Hopkins Medical Center.............  Baltimore, Maryland
    IHC Hospitals, Inc,......................  Salt Lake City, Utah
    Medical City Dallas......................  Dallas, Texas
    St. Luke's Episcopal Hospital............  Houston, Texas
    Southwest Texas Methodist Hospital.......  San Antonio, Texas

     From December 31, 1994 through March 31, 1996, the Company has retained in excess of 85% of its customers. SRI believes that this low attrition rate among its customers reflects its products' appeal, its service quality, and general customer resistance to change when the SRI system is in place. SRI also believes that its direct relationship with hospital staff has been important in retaining and attracting customers. Many of SRI's competitors use a distributor system that SRI believes adds cost and introduces an intermediary between the competition and their customers.

     The Company's sales process for new customers is typically six to twelve months in duration from initial contact to a purchase commitment. The extended sales process is typically due to the complicated approval process within hospitals for purchases from new suppliers, the long duration of existing supply contracts, and implementation delays pending termination of a hospital's previous supply relationships. The Company believes that there is a tendency to maintain the status quo in many hospitals and that this favors its retention of existing customers. See "Risk Factors -- Sales Process and Market Acceptance of Products and Services."

     SRI bills its customers weekly for the previous week's deliveries on a per use basis under service contracts or purchase orders. Consistent with industry custom, these contracts generally are cancellable by either party with 90 days' notice, and customers may unilaterally reduce their use of the Company's services under such contracts without penalty. The Company does not have any order backlog because its products are generally delivered daily in response to customer orders.

COMPETITION

     SRI competes principally with sellers of both reusable and disposable gowns, drapes, utensils, and other products for surgical procedures. The market is dominated by disposables, especially custom procedure trays. SRI believes that it is the leading provider of high quality reusable surgical gowns and drapes. With the acquisition of Surgipro, SRI can compete directly with suppliers of disposable custom procedure trays.

     Unlike SRI, many of SRI's competitors can offer full national coverage and have much greater resources than the Company. The Company's principal competitor is the Convertors division of Baxter International Inc., which has a substantial market share. See "Risk Factors -- Competition."

     The Company competes primarily based on price, service, quality, and its ability to save its customers waste disposal costs. The changing healthcare environment in recent years has led to increasingly intense competition among health care suppliers based on price, service, and product performance. Hospitals are seeking cost reductions in response to pressure from governments, insurance companies, and health maintenance organizations. The Company believes that its high degree of expertise in operations significantly assists it in offering a superior product at a competitive cost. In addition, hospitals are increasingly seeking buying leverage by purchasing in integrated networks. SRI believes that competitive pressure in these areas will continue.

REGULATION

     The Company's products are subject to regulation by the FDA as medical devices. The regulated devices include the Company's gowns, towels, drapes, basins, boots, surgical wraps, surgical packs, and delivery blankets. The FDA regulates the development, production, distribution, and promotion of medical devices in the United States. Various states in which the Company's products are being sold or may be sold in the future might impose additional regulatory requirements. Pursuant to the Federal Food Drug and Cosmetics Act (the "FDA Act"), a medical device is subject to general controls regarding FDA inspections of facilities, "Good Manufacturing Practices," labeling, maintenance of records, and filings with the FDA. FDA pre-market approval of these devices is obtained under Section 510(k) of regulations issued under the FDA Act, which provides for FDA approval on an expedited basis for products that can be shown to be substantially equivalent to devices legally marketed before May 1976 (the month and year of enactment of the FDA Act). Products must be produced in registered establishments and be manufactured in accordance with "Good Manufacturing Practices," as defined under the FDA Act. In addition, all medical devices must be periodically listed with the FDA. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. If the Company fails to comply with the applicable provisions of the FDA Act, the FDA can institute proceedings to detain or seize products, enjoin future violations, impose product labeling restrictions or enforce product recalls or withdrawals from the market. The Medical Device Reporting ("MDR") regulation obligates the Company to provide information to the FDA on injuries alleged to have been associated with the use of a product or in connection with certain product failures which could cause serious injury or death. SRI and its hospital customers also must comply with regulations of OSHA, including the blood-borne pathogen rule requiring that "universal precautions" be observed to minimize exposure to blood and other bodily fluids. To comply with these requirements, SRI's employees wear protective gear in handling soiled linens in the facility's decontamination area. Properly used, SRI's products allow its hospital customers to protect their employees in compliance with these regulations. The Company must comply with local regulations governing the discharge of water used in its operations. SRI uses local licensed contractors to dispose of any biohazardous waste generated by the hospital and received by SRI and therefore does not need to obtain permits for biohazardous waste disposal. The Company must comply with DOT and OSHA regulations governing the transportation of hazardous materials. These regulations concern, among other things, labelling, marketing, placarding, using proper containers, and reporting discharges. The Company complies with these regulations by putting soiled products in marked liquidproof bags and locked, marked transfer carts and by separating sterile and soiled products on its trucks. Sterilization of the Company's disposable accessory packs is provided under contract by a third party. The use of ethylene oxide by that third party in the sterilization of the Company's disposable accessory packs is subject to regulation under OSHA and by the Environmental Protection Agency. In addition to the foregoing, numerous other federal, state and local regulatory authorities, including those enforcing laws that relate to the environment, fire hazard control, and working conditions, have jurisdiction to take actions that could have a material adverse effect on the Company. SRI makes expenditures from time to time to comply with environmental regulations, but does not expect any material capital expenditures for environmental compliance in the current or next fiscal year.

LEGAL PROCEEDINGS

     Neither the Company nor any of its property is subject to any litigation or other legal proceeding that is expected to have a material effect on the Company or its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors is divided into three classes, with the members of each class serving three-year terms expiring at the third annual meeting of shareholders after their election. The following table sets forth information, as of the date of this Prospectus, regarding the directors and executive officers of the Company.

                                                                                        TERM AS
                                                                                        DIRECTOR
                 NAME                    AGE                  POSITION                  EXPIRES
- ---------------------------------------  ---   ---------------------------------------  --------
Richard T. Isel........................  52    President, Chief Executive Officer, and    1999
                                               Director
Wayne R. Peterson......................  44    Executive Vice President - Operations      1998
                                               and Director
James T. Boosales......................  53    Executive Vice President, Chief            1997
                                               Financial Officer, Secretary and
                                               Director
Bertram T. Martin, Jr.*................  46    Executive Vice President, Chief            1998
                                               Operating Officer, and Director
Lee R. Kemberling......................  70    Director                                   1997
James M. Emanuel.......................  47    Director                                   1999

- ---------------

* Mr. Martin will become an executive officer of the Company at the completion of the offering.

     Richard T. Isel has been the Company's President and a director since the Company's inception in 1994. Mr. Isel co-founded Amsco Sterile in 1991 and served as its President and a director until November 1993. From November 1993 until the Acquisition, Mr. Isel engaged in private investment activities and arranged the Acquisition. Before starting Amsco Sterile, Mr. Isel was a founder and the chief executive officer of Sterile Design, Inc., a manufacturer of sterile custom procedure trays. Sterile Design, Inc. was acquired by Johnson & Johnson in 1986 and operated as a wholly owned subsidiary until it was sold to Maxxim Medical, Inc. in 1993. Following his sale of Sterile Design, Inc., Mr. Isel was subject to a five-year non-compete agreement and engaged in consulting and private investment activities. Before founding Sterile Design, Inc., Mr. Isel served as an area vice president with American Hospital Supply Corporation.

     Wayne R. Peterson has been the Company's Executive Vice President responsible for operations and a director since the Company's inception. Mr. Peterson co-founded Amsco Sterile and served as a Vice President until the Acquisition. Before joining Amsco Sterile, Mr. Peterson was President of Agora Development, Inc., a real estate development company that from 1987 to 1991 developed projects totaling 2,000,000 square feet in four Western States (California, Nevada, Arizona, and Illinois) for a total combined value of $278 million. Mr. Peterson is Mr. Isel's brother-in-law.

     James T. Boosales has been the Company's Executive Vice President and principal financial officer and a director since the Company's inception. He served as President, International, of Fisher-Price, Inc., a $200 million division of this toy and juvenile products company, from 1990 through 1993. Before joining Fisher-Price, Inc., Mr. Boosales served in several senior executive capacities with General Mills, Inc., including President, International, for Kenner Parker Toys, Inc./Tonka Corp. from 1985 to 1989, during and after its spinoff as a public company, and President of Foot-Joy, Inc. from 1982 to 1985.

     Bertram T. Martin, Jr. was elected a director of the Company on May 2, 1996, and will become Executive Vice President and Chief Operating Officer of the Company on the consummation of the offering. Since July 1995, Mr. Martin has provided consulting services to the Company (from October 1995) and other businesses through Corporate Strategic Directions, Inc. From 1993 until 1995, he was President and Chief Operating Officer of Pharmacy Management Services, Inc., a nationwide provider of medical cost containment and managed care services and a Nasdaq-listed company, until its acquisition by Beverly Enterprises,

Inc. in June 1995. He served as a director during the five years Pharmacy Management was a public company. Before joining Pharmacy Management, Mr. Martin was a Vice President, director, and shareholder of Tunstall Consulting, Inc., a corporate financial consulting business, from 1985 to 1993.

     Lee R. Kemberling, an initial investor in the Company, has been a director of the Company since its inception. Mr. Kemberling is the founder, and since 1969 has been sole shareholder and President of, Kemco Systems, Inc., a developer and manufacturer of commercial and industrial waste water heat recovery systems, including systems used in SRI's operations.

     James M. Emanuel has been a director of the Company since May 2, 1996. Since January 1984, he has served as the Chief Financial Officer of Lincare Inc., a national provider of respiratory therapy services for patients with pulmonary disorders, and has been the Chief Financial Officer of Lincare Holdings since November 1990. Mr. Emanuel has also served as a director of Lincare Inc. and Lincare Holdings since November 1990. Mr. Emanuel served in numerous financial capacities at Union Carbide Corporation between 1973 and 1984, and acted as Business Controller of Union Carbide's Cryogenic Equipment Business immediately prior to joining Lincare.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation paid to or earned by the Company's President and Chief Executive Officer and each of the Company's other most highly compensated executive officers for the year ended December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                          ANNUAL COMPENSATION
                                                                        -----------------------
                                                                                   OTHER ANNUAL
                     NAME AND PRINCIPAL POSITIONS                        SALARY    COMPENSATION
- ----------------------------------------------------------------------  --------   ------------
Richard T. Isel, President and Chief Executive Officer................  $220,000        --
Wayne R. Peterson, Executive Vice President - Operations..............  $200,000        --
James T. Boosales, Executive Vice President and Chief Financial
  Officer.............................................................  $200,000        --

None of the foregoing officers received any bonus compensation in 1995 or has ever received any stock option grants.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with all of the executive officers listed in the Summary Compensation Table and with Bertram T. Martin, Jr. that provide for annual salary as follows for fiscal year 1996:

                                       NAME                                      SALARY
    --------------------------------------------------------------------------  --------
    Richard T. Isel...........................................................  $220,000
    Wayne R. Peterson.........................................................  $200,000
    James T. Boosales.........................................................  $200,000
    Bertram T. Martin, Jr.....................................................  $200,000*

- ---------------

* Mr. Martin will become an executive officer of the Company at the completion of the offering.


The agreements can be terminated by either party without cause at any time, subject to certain notice requirements. Each officer is prohibited from competing with the Company during the three year period following termination of the officer's employment. The Company also has severance agreements with each of its executive officers that provide for a severance compensation benefit equal to two times the executive officer's annual cash compensation (payable in a lump sum) for an involuntary or constructive termination of employment following a "change of control."


STOCK OPTION PLANS

     The Company maintains two stock option plans (collectively, the "Stock Option Plans") to attract, motivate, and retain key employees and members of the Board of Directors who are not employees of the

Company. The Company's 1995 Stock Option Plan (the "Employee Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") have been adopted by the Board of Directors and were approved by the shareholders of the Company on December 21, 1995 and May 2, 1996, respectively. An amendment to the Employee Plan was approved by the Board of Directors and shareholders of the Company on May 2, 1996.

     1995 Stock Option Plan. The Employee Plan provides for the grant to employees of incentive or nonqualified options to purchase up to 500,000 shares of Common Stock. On December 21, 1995, the Company granted non-qualified stock options covering a total of 94,000 shares of Common Stock to various employees at an exercise price of $5.85 per share. None of the options vest until completion of the offering, and then vest ratably over the four-year period following the completion of the offering. All of the options vest on a change in control of the Company. Options granted under the Employee Plan expire not later than ten years after the date granted or sooner in the event of death, disability, retirement, or termination of employment. Upon the completion of the offering, Bertram T. Martin, Jr. will be granted options to purchase a total of 70,000 shares of Common Stock at the initial offering price per share. All participants in the option plan as a group (including Mr. Martin) will be granted options to purchase a total of 219,500 shares of Common Stock at the initial offering price per share. Each of these options vests ratably over the five-year period following the completion of the offering.

     1996 Non-Employee Director Stock Option Plan. The Non-Employee Plan provides for the grant of nonqualified stock options to purchase up to 100,000 shares of Common Stock to members of the Board of Directors who are not employees of the Company. As of the date of this Prospectus, such members held no options under the Non-Employee Plan. Upon the completion of the offering, each outside director will be granted options to purchase 4,000 shares of Common Stock for each full remaining year of the director's term. Thereafter, on the date on which a new outside director is first elected or appointed, he will automatically be granted options to purchase 4,000 shares of Common Stock for each year of his initial term. Each outside director will be granted options to purchase 4,000 shares of Common Stock for each year of any subsequent term to which he is elected. All options become exercisable ratably over the director's term and have an exercise price equal to the fair market value of the Common Stock on the date of grant.

DIRECTOR COMPENSATION

     Directors who are executive officers of the Company receive no compensation as such for service as members of either the Board of Directors or committees thereof. Directors who are not employees of the Company receive $1,000 per Board and committee meeting attended. The outside directors are also eligible to receive options to purchase Common Stock under the Non-Employee Plan. See "Management -- Stock Option Plans -- 1996 Non-Employee Director Stock Option Plan." In addition, upon becoming a director of the Company, James M. Emanuel was granted options to purchase 7,500 shares of Common Stock at an exercise price equal to $8.00 per share, which vest one-third on the closing of the offering, one-third at the 1997 annual meeting of shareholders, and one-third at the 1998 annual meeting of shareholders.

COMMITTEES OF THE BOARD

     The Board of Directors has established committees whose responsibilities are summarized as follows:

     Audit Committee. The Audit Committee is comprised of Messrs. Kemberling and Emanuel and is responsible for reviewing the independence, qualifications, and activities of the Company's independent certified accountants and the Company's financial policies, control procedures, and accounting staff. The Audit Committee recommends to the Board the appointment of the independent certified public accountants and reviews and approves the Company's financial statements. The Audit Committee also is responsible for the review of transactions between the Company and any Company officer, director, or entity in which a Company officer or director, has a material interest.

     Compensation Committee. The Compensation Committee is comprised of Messrs. Kemberling and Emanuel and is responsible for establishing the compensation of the Company's directors, officers, and other managerial personnel, including salaries, bonuses, termination arrangements, and other executive officer benefits. In addition, the Committee is responsible for the administration of the Company's Employee Plan, including the recipient, amount, and terms of stock option grants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors established a Compensation Committee on May 2, 1996. Members of the Compensation Committee are Messrs. Kemberling and Emanuel. Certain members of the Company's Board of Directors are parties to transactions with the Company. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

     In September 1995, Lee R. Kemberling, a director of the Company, converted a Convertible Demand Promissory Note in the original principal amount of $1,000,000 into 225,807 shares of the Common Stock at an effective conversion price of $4.43 per share. The indebtedness to Mr. Kemberling was incurred to partially finance the Acquisition. In March 1996, the Company borrowed another $1,000,000 from Mr. Kemberling for working capital pursuant to a secured Convertible Demand Promissory Note (the "Convertible Note") that is not redeemable before March 1, 1997. The Convertible Note bears interest at an annual rate of 8.5%, and the entire principal amount of the Convertible Note is payable on demand on or after March 1, 1997. At any time before that date, up to $750,000 of the principal amount of the Convertible Note is convertible into Common Stock at $5.85 per share. The Convertible Note is secured by a first lien on the Company's Houston facility and the equipment located there.

     Mr. Kemberling is also the director, president, and sole stockholder of Kemco, Inc., a developer and manufacturer of commercial and industrial waste water heat recovery systems that originally furnished Amsco Sterile with the water and heat reclamation equipment installed at each of its facilities. The Company expects to pay Kemco in 1996 between $75,000 and $100,000 to design and supply the components for water reclamation systems for five of the Company's facilities. The Company believes that the terms of its transactions with Kemco approximate those that would be available from an independent third party.

     Since October 1995, Bertram T. Martin, Jr. and his company, Corporate Strategic Directions, Inc., have performed consulting services for the Company, including advising the Company in connection with the offering, its interim financing, and its strategic plan, for which he received options to purchase 66,000 shares of Common Stock at $4.43 per share and will receive consulting fees of $254,320 on the completion of the offering. The options were awarded in October 1995.

     The Audit Committee of the Board of Directors is responsible for reviewing all future transactions between the Company and any officer or director of the Company or any entity in which an officer or director has a material interest. Any such transactions must be on terms no less favorable than those that could be obtained on an arms-length basis from independent third parties.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of June 6, 1996, and as adjusted to reflect the sale of Common Stock offered hereby, with respect to: (i) each of the Company's directors and the executive officers named in the Summary Compensation Table;
(ii) all directors and officers of the Company as a group; (iii) shareholders potentially selling pursuant to the Underwriters' over-allotment option, and
(iv) each person known by the Company to own beneficially more than 5% of the Common Stock. Each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

                                                                                PERCENTAGE BENEFICIALLY OWNED
                                                                     ---------------------------------------------------
                                                                                                      AFTER EXERCISE OF
                           SHARES         SHARES SUBJECT TO OVER-       BEFORE           AFTER          OVER-ALLOTMENT
BENEFICIAL OWNER(1)  BENEFICIALLY OWNED       ALLOTMENT OPTION       THE OFFERING   THE OFFERING(2)         OPTION
- -------------------  ------------------   ------------------------   ------------   ---------------   ------------------
Richard T. Isel....       1,042,329                54,000                31.0%            19.4%              17.9%
James T.
  Boosales.........         900,000                46,500                26.7             16.8               15.5
Wayne R.
  Peterson.........         960,000                49,500                28.5             17.9               16.5
Bertram T. Martin,
  Jr.(3)...........         165,126                    --                 4.8              3.0                3.0
Lee R.
  Kemberling(4)....         354,012                    --                10.1              6.4                6.4
James M.
  Emanuel(5).......           2,500                    --               *               *                  *
All directors and
  officers as a
  group (6
  persons)(6)......       3,423,967                    --                96.0%            61.5%              57.3%

- ---------------

  * Indicates less than 1%.

(1) The business address for Richard T. Isel, James T. Boosales, Wayne R. Peterson, and Bertram T. Martin, Jr. is 28100 U.S. Highway 19 North, Suite 201, Clearwater, Florida 34621. The business address for Lee R. Kemberling is 11500 47th Street North, Clearwater, Florida 34622.

(2) Assumes the Underwriters' over-allotment option is not exercised.

(3) Includes 66,000 shares of Common Stock issuable on the exercise of outstanding stock options that will become exercisable on completion of the offering. Excludes 70,000 shares of Common Stock issuable on the exercise of stock options that are not exercisable within 60 days.

(4) Includes 128,205 shares of Common Stock issuable on conversion of the Convertible Note. Excludes 4,000 shares of Common Stock issuable on exercise of stock options that are not exercisable within 60 days.

(5) Represents shares of Common Stock issuable pursuant to the exercise of outstanding stock options that will become exercisable on completion of the offering. Excludes 17,000 shares of Common Stock issuable on exercise of stock options that are not exercisable within 60 days.

(6) Includes 128,205 shares of Common Stock issuable on conversion of the Convertible Note held by Lee R. Kemberling, 66,000 shares of Common Stock issuable upon the exercise of outstanding stock options held by Bertram T. Martin, Jr. and 2,500 shares of Common Stock issuable upon the exercise of outstanding stock options held by James M. Emanuel that will become exercisable on completion of the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

COMMON STOCK

     As of May 6, 1996, the Company had outstanding 3,367,089 shares of Common Stock and had eight holders of record of the Common Stock. This total excludes shares issuable on the exercise of outstanding options and conversion of the Convertible Note. Each shareholder of record is entitled to one vote per share on all matters to be voted upon by the shareholders. The Company's Articles of Incorporation do not provide for cumulative voting.

     Subject to preferences that might be applicable to any then outstanding Preferred Stock, the holders of the Common Stock are entitled to receive dividends when, as, and if declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights and is not subject to call or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock in the offering are, and the shares offered hereby on issuance and sale will be, duly authorized, validly issued, fully paid, and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue Preferred Stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, and limitations of those series to the full extent now or hereafter permitted by Florida law. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation. The Company has no present intention to issue shares of Preferred Stock, although it may determine to do so in the future.

     Depending on the rights of the Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult, or resulting in restrictions in the payment of dividends and other distributions to the holders of Common Stock.

REGISTRATION RIGHTS

     The holders of 444,933 shares of Common Stock (collectively, the "Holders") each have certain registration rights with respect to the registration of those shares under the Securities Act. Each of such shareholders has "piggyback" registration rights to request that the Company register any of such shares to the extent that the Company proposes to register any of its Common Stock under the Securities Act (other than in exchange for assets or securities of another corporation, Common Stock to be issued pursuant to a transaction registered on Form S-4 or a comparable registration statement, or a stock option plan or other employee plan or securities issued or issuable pursuant to such a plan). However, if such piggyback rights are exercised in connection with an underwritten public offering of the Company's Common Stock, the managing underwriter of such an offering has the right to reduce the number of such shares to be included in the offering.

CERTAIN STATUTORY AND OTHER PROVISIONS

     Statutory Provisions. The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or (depending on the provision in question) bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act (the "Florida Act") prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the Board of Directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directions within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, and
(iii) a majority or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder,
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e) of the Florida Act) more than 10% of the corporation's outstanding voting shares.

     Classified Board of Directors. The Company's Articles of Incorporation and Bylaws provide that the Board of Directors of the Company will be divided into three classes, with staggered terms of three years for each class. The term of one class expires every year. The Company's Articles of Incorporation provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum. The Articles of Incorporation of the Company also provide that any director may be removed from office, but only for cause and only upon the affirmative vote of the holders of at least two-thirds of the Common Stock.

     Special Voting Requirements. The Company's Articles of Incorporation provide that all actions taken by the shareholders must be taken at an annual or special meeting of the shareholders or by unanimous written consent. The Articles of Incorporation provide that special meetings of the shareholders may be called only by the President, the Chairman of the Board, a majority of the members of the board of directors, or the holders of not less than 35% of the Company's outstanding voting shares. Under the Company's Bylaws, shareholders will be required to comply with advance notice provisions with respect to any proposal submitted for shareholder vote, including nominations for elections to the Board of Directors. The Articles of Incorporation and Bylaws of the Company contain provisions requiring the affirmative vote of the holders of at least two-thirds of the Common Stock to amend certain provisions thereof.

     Indemnification and Limitation of Liability. The Florida Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Florida Act.

     The Company's Articles of Incorporation provide for the indemnification of directors and executive officers of the Company to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit, or proceeding that the director or executive officer was a party to by reason of the fact that he or she is or was a director or executive officer of the Company upon the receipt of an undertaking to repay such amount, unless it is ultimately determined that such person is not entitled to indemnification.

     Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper person benefit. As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

     The Company also has entered into agreements with each of its current directors and executive officers pursuant to which it is obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. The Company is not required to indemnify a director or officer if the indemnified loss results from any of the following: (a) a violation of
Section 16(a) of the Securities and Exchange Act of 1934, as amended; (b) a violation of criminal law; (c) a transaction from which the officer or director received an improper personal benefit; (d) willful misconduct or a conscious disregard for the Company's best interests; or (e) a transaction for which the director is liable pursuant to Section 607.0834 of the Florida Act for certain distributions from the corporation to its shareholders.

     The foregoing provisions of the Florida Act and the Company's Articles of Incorporation and Bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

REGISTRAR AND TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the offering, the Company will have 5,367,089 shares of Common Stock outstanding (5,517,089 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,000,000 shares of Common Stock sold in the offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable by persons other than affiliates of the Company, without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,367,089 shares of Common Stock (3,217,089 shares if the Underwriters' over-allotment option is exercised in full) will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Of this amount, approximately 3.1 million shares will be beneficially owned by persons who are affiliates of the Company and, commencing 90 days after the date of this Prospectus, would be eligible for public sale pursuant to Rule 144, subject to the volume restrictions discussed below. However, the directors, executive officers, and principal shareholders of the Company have agreed not to sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the company, who has beneficially owned his or her shares for at least two years (including the prior holding period of any prior owner other than an affiliate) is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of the Common Stock, or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not or has not been deemed an "affiliate" of the Company for at least three months, and who has beneficially owned shares for at least three years (including the holding period of any prior owner other than an affiliate) would be entitled to sell such shares under Rule 144 without regard to the limitations discussed above.

     A public market for the Common Stock has not existed before the offering. Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters listed below, and the Underwriters, for whom Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Robert W. Baird & Co. Incorporated........................................
    Raymond James & Associates, Inc...........................................

                                                                                ---------
              Total...........................................................  2,000,000
                                                                                 ========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The Underwriters are obligated to purchase all the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price, less a concession not in excess of $          per share, and that
the Underwriters and such dealers may reallow a concession not in excess of
$          per share to other dealers. The public offering price and concessions and reallowances to dealers may be changed by the Representatives after the initial public offering.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of the initial public offering, to purchase up to an additional 150,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. In addition, shareholders Richard T. Isel, Wayne R. Peterson, and James
T. Boosales, have granted the Underwriters a 30-day option to purchase an aggregate of up to 150,000 additional shares of Common Stock to cover over-allotments if any. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the offering.

     The Company and the Underwriters have agreed to indemnify, or to contribute to payments made by, each other against certain civil liabilities, including certain civil liabilities under the Securities Act.

     The Company has a written agreement with Corporate Strategic Directions, Inc., a financial consulting firm that is controlled by Bertram T. Martin, Jr. and which has no affiliation with the Underwriters or the Company, to pay up to $250,000, plus costs, for consulting services relating to the offering.

     Before the offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiation among the Company, the Selling Shareholders and the Representatives. The factors considered in determining the initial public offering price include the history of and prospects for the business in which the Company operates, past and present operations, revenues, and earnings of the Company and the trend of such earnings, the prospects for such earnings, the general condition of the securities markets at the time of the offering, and the demand for similar securities of reasonably comparable companies.

     The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to make sales to any accounts over which they exercise discretionary authority.

     The Company and its directors and executive officers, and the Selling Shareholders have agreed not to sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of the Prospectus without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Glenn Rasmussen & Fogarty, P.A., Tampa, Florida. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Holland & Knight, Tampa, Florida. A shareholder of Glenn Rasmussen & Fogarty, P.A. beneficially owns 19,827 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements and financial statement schedule for SRI as of December 31, 1995 and December 31, 1994, and for the five months ended December 31, 1994, and the year ended December 31, 1995, and the financial statements and financial statement schedule for AMSCO Sterile Recoveries, Inc. for the year ended December 31, 1993, and the seven months ended July 31, 1994, included in this Prospectus and in the Registration Statement, have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports included herein, and in the Registration Statement, and are included herein in reliance upon the reports given upon the authority of that firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and its exhibits and schedules, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus regarding the contents of any plan, contract, document, or agreement are not necessarily complete, and, in each instance, reference is made to the copy of the plan, contract, document, or agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed with that statement, which may be obtained from the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates.

     The Company intends to furnish its shareholders annual reports containing financial statements certified by an independent public accounting firm and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS OF STERILE RECOVERIES, INC.
  Report of Independent Certified Public Accountants..................................   F-2
  Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996 (unaudited).....   F-3
  Statements of Operations for the five months and year ended December 31, 1994 and
     1995, and the three months ended March 31, 1995 and 1996 (unaudited).............   F-4
  Statement of Shareholders' Equity (Deficit) for the five months and year ended
     December 31, 1994 and 1995, and the three months ended March 31, 1996
     (unaudited)......................................................................   F-5
  Statements of Cash Flows for the five months and year ended December 31, 1994 and
     1995, and the three months ended March 31, 1995 and 1996 (unaudited).............   F-6
  Notes to Financial Statements.......................................................   F-7
FINANCIAL STATEMENTS OF AMSCO STERILE RECOVERIES, INC.
  Report of Independent Certified Public Accountants..................................  F-19
  Statements of Operations for the year ended December 31, 1993 and the seven months ended July 31, 1994..............................................................  F-20
  Statements of Cash Flows for the year ended December 31, 1993 and the seven months ended July 31, 1994..............................................................  F-21
  Notes to Financial Statements.......................................................  F-22

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Sterile Recoveries, Inc.

     We have audited the accompanying balance sheets of Sterile Recoveries, Inc. as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity (deficit) and cash flows for the five months ended December 31, 1994 and year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterile Recoveries, Inc., as of December 31, 1994 and 1995, and the results of operations and cash flows for the five months ended December 31, 1994 and year ended December 31, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Tampa, Florida
May 10, 1996

                            STERILE RECOVERIES, INC.

                                 BALANCE SHEETS

                                                             DECEMBER 31,
                                                      ---------------------------      MARCH 31,
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Cash................................................  $   287,881     $   251,444     $   365,260
Accounts receivable, net............................    3,295,518       3,389,243       3,842,895
Inventories.........................................      217,335         305,450         678,722
Prepaid expenses and other assets...................      258,009         303,309         390,098
Reusable surgical products, net of accumulated
  amortization of $374,130, $1,137,603, and
  $1,392,277, respectively..........................    4,867,447       4,924,271       5,412,737
Property, plant and equipment, net..................    4,462,305       4,318,840       4,409,110
Goodwill, net.......................................           --              --         536,229
                                                         --------        --------        --------
          Total assets..............................  $13,388,495     $13,492,557     $15,635,051
                                                         ========        ========        ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable -- working capital loan facility......  $ 1,061,341     $ 1,810,119     $ 1,975,386
Notes payable -- related parties....................    1,000,000              --       1,133,977
Accounts payable....................................      679,814       1,166,657       1,527,382
Employee related accrued expenses...................      439,712         652,990         634,185
Other accrued expenses..............................      509,197         568,084         472,601
Acquisition debt....................................    9,880,832       9,080,832       8,680,832
                                                         --------        --------        --------
          Total liabilities.........................   13,570,896      13,278,682      14,424,363
Commitments.........................................           --              --              --
Shareholders' equity (deficit)
  Preferred stock -- authorized 5,000,000 shares of
     $.001 par value; no shares issued and
     outstanding....................................           --              --              --
  Common stock -- authorized 30,000,000 shares of
     $.001 par value; issued and outstanding
     3,000,000, 3,225,807 and 3,367,089 shares,
     respectively...................................        3,000           3,226           3,367
  Additional paid-in capital........................    1,009,000       2,008,774       2,835,133
  Accumulated deficit...............................   (1,194,401)     (1,798,125)     (1,627,812)
                                                         --------        --------        --------
     Total shareholders' equity (deficit)...........     (182,401)        213,875       1,210,688
                                                         --------        --------        --------
          Total liabilities and shareholders'
            equity..................................  $13,388,495     $13,492,557     $15,635,051
                                                         ========        ========        ========

   The accompanying notes are an integral part of these financial statements.

                            STERILE RECOVERIES, INC.

                            STATEMENTS OF OPERATIONS


                                          FIVE MONTHS
                                             ENDED          YEAR ENDED         THREE MONTHS ENDED
                                          DECEMBER 31,     DECEMBER 31,             MARCH 31,
                                          ------------     ------------     -------------------------
                                              1994             1995            1995           1996
                                          ------------     ------------     ----------     ----------
                                                                                   (UNAUDITED)
Revenues................................  $  9,284,792     $ 25,319,824     $5,816,530     $7,330,177
Cost of revenues........................     6,549,809       17,658,762      4,180,857      5,023,536
                                           -----------      -----------     ----------     ----------
     Gross profit.......................     2,734,983        7,661,062      1,635,673      2,306,641
Distribution expenses...................     1,031,954        2,801,419        693,678        722,213
Selling and administrative expenses.....     2,162,012        3,974,849      1,014,001      1,067,109
                                           -----------      -----------     ----------     ----------
     Income (loss) from operations......      (458,983)         884,794        (72,006)       517,319
Interest expense........................       735,418        1,488,518        379,153        347,006
                                           -----------      -----------     ----------     ----------
     Net income (loss)..................  $ (1,194,401)    $   (603,724)    $ (451,159)    $  170,313
                                           ===========      ===========     ==========     ==========
Unaudited pro forma information
  Historical net income (loss)..........  $ (1,194,401)    $   (603,724)    $ (451,159)    $  170,313
  Income tax expense....................            --               --             --             --
                                           -----------      -----------     ----------     ----------
  Pro forma net income (loss)...........  $ (1,194,401)    $   (603,724)    $ (451,159)    $  170,313
                                           ===========      ===========     ==========     ==========
  Pro forma net income (loss) per common
     share..............................  $      (0.34)    $      (0.17)    $    (0.13)    $     0.05
                                           ===========      ===========     ==========     ==========
  Weighted average common shares
     outstanding........................     3,512,815        3,512,815      3,512,815      3,512,815
                                           ===========      ===========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                            STERILE RECOVERIES, INC.

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                                     COMMON STOCK         ADDITIONAL
                                 --------------------      PAID-IN       ACCUMULATED
                                  SHARES       AMOUNT      CAPITAL         DEFICIT          TOTAL
                                 ---------     ------     ----------     -----------     -----------
  Initial cash capitalization
     of the Company............  3,000,000     $3,000     $1,009,000     $        --     $ 1,012,000
  Net loss.....................         --         --             --      (1,194,401)     (1,194,401)
                                 ---------     ------     ----------     -----------     -----------
BALANCE AT DECEMBER 31, 1994...  3,000,000      3,000      1,009,000      (1,194,401)       (182,401)
  Conversion of note payable...    225,807        226        999,774              --       1,000,000
  Net loss.....................         --         --             --        (603,724)       (603,724)
                                 ---------     ------     ----------     -----------     -----------
BALANCE AT DECEMBER 31, 1995...  3,225,807      3,226      2,008,774      (1,798,125)        213,875
  Issuance of Common Stock for
     cash (unaudited)..........     51,282         51        299,949              --         300,000
  Acquisition of Surgipro
     (unaudited)...............     90,000         90        526,410              --         526,500
  Net income (unaudited).......         --         --             --         170,313         170,313
                                 ---------     ------     ----------     -----------     -----------
BALANCE AT MARCH 31, 1996
  (UNAUDITED)..................  3,367,089     $3,367     $2,835,133     $(1,627,812)    $ 1,210,688
                                 =========     ======     ==========     ===========     ===========

    The accompanying notes are an integral part of this financial statement.

                            STERILE RECOVERIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                     FIVE MONTHS                    THREE MONTHS ENDED
                                                                        ENDED        YEAR ENDED          MARCH 31,
                                                                     DECEMBER 31,   DECEMBER 31,   ---------------------
                                                                         1994           1995         1995        1996
                                                                     ------------   ------------   ---------   ---------
                                                                                                        (UNAUDITED)
Increase (decrease) in cash
Cash flows from operating activities
  Net income (loss)................................................  $(1,194,401 )  $  (603,724 )  $(451,159)  $ 170,313
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization..................................      169,778        421,243      102,687     112,741
    Amortization of reusable surgical products.....................      274,130        763,473      173,261     254,674
    Provision for reusable surgical products shrinkage.............      100,000             --           --      61,458
    Change in assets and liabilities:
      Accounts receivable..........................................      551,175        (93,725 )    366,845    (389,850)
      Inventories..................................................      (90,119 )      (88,115 )   (128,001)   (167,028)
      Prepaid expenses and other assets............................     (258,009 )      (45,300 )    (47,795)     46,698
      Accounts payable.............................................      401,025        486,843     (112,912)    239,226
      Accrued expenses.............................................      820,364        272,164      119,475    (289,754)
                                                                     -----------    -----------    ---------   ---------
         Net cash provided by operating activities.................      773,943      1,112,859       22,401      38,478
                                                                     -----------    -----------    ---------   ---------
Cash flows from investing activities
  Proceeds from sale of assets from acquired company...............    1,529,540             --           --          --
  Purchases of property, plant, and equipment......................      (62,112 )     (277,778 )    (37,722)   (190,973)
  Purchases of reusable surgical products..........................      (14,831 )     (820,297 )    (27,932)   (804,598)
  Payment for acquisition of business, net of cash acquired........   (5,012,000 )           --           --       5,634
                                                                     -----------    -----------    ---------   ---------
    Net cash used in investing activities..........................   (3,559,403 )   (1,098,075 )    (65,654)   (989,937)
                                                                     -----------    -----------    ---------   ---------
Cash flows from financing activities
  Proceeds from initial capitalization of the Company..............    1,012,000             --           --          --
  Proceeds from convertible demand notes...........................    1,000,000             --           --   1,000,000
  Payments on acquisition debt.....................................           --       (800,000 )         --    (400,000)
  Net proceeds from working capital loan facility..................    1,061,341        748,779      (16,856)    165,275
  Proceeds from issuance of common stock...........................           --             --           --     300,000
                                                                     -----------    -----------    ---------   ---------
    Net cash provided by (used in) financing activities............    3,073,341        (51,221 )    (16,856)  1,065,275
                                                                     -----------    -----------    ---------   ---------
Increase (decrease) in cash........................................      287,881        (36,437 )    (60,109)    113,816
Cash at beginning of period........................................           --        287,881      287,881     251,444
                                                                     -----------    -----------    ---------   ---------
Cash at end of period..............................................  $   287,881    $   251,444    $ 227,772   $ 365,260
                                                                     ===========    ===========    =========   =========
Supplemental cash flow information
  Cash paid for interest...........................................  $   686,085    $ 1,418,623    $ 263,760   $ 418,857
                                                                     ===========    ===========    =========   =========
Supplemental schedule of non-cash investing and financing
  activities:
  Purchase of Amsco Sterile (1994) and Surgipro (1996)
    Fair value of assets acquired..................................  $15,300,000    $        --    $      --   $ 952,000
    Cash (paid) received...........................................   (5,012,000 )           --           --       6,000
    Common stock issued............................................           --             --           --    (526,000)
                                                                     -----------    -----------    ---------   ---------
    Liabilities incurred or assumed................................  $10,288,000    $        --    $      --   $ 432,000
                                                                     ===========    ===========    =========   =========
  Conversion of convertible demand note into 225,807 shares of
    common stock...................................................  $        --    $ 1,000,000    $      --   $      --
                                                                     ===========    ===========    =========   =========

   The accompanying notes are an integral part of these financial statements.

                            STERILE RECOVERIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF ORGANIZATION AND BUSINESS

     Sterile Recoveries, Inc. ("SRI" or the "Company") was incorporated on June 13, 1994 in Florida to acquire substantially all of the assets of its predecessor, AMSCO Sterile Recoveries, Inc. ("Amsco Sterile") on July 31, 1994 (see Note C) (the "Acquisition"). The Company's corporate office is located in Clearwater, Florida.


     SRI provides hospitals and surgery centers with a comprehensive surgical procedure-based delivery and retrieval service for reusable gowns, towels, drapes and basins and provides other disposable products necessary for surgery. At seven regional facilities located in various states, SRI collects, sorts, cleans, inspects, packages, sterilizes, and delivers its reusable products on a just-in-time basis. While its emphasis is providing a reusable surgical product delivery and retrieval service, the Company also earns revenues from the sale of disposable surgical products, representing 6% or less of total revenues for all periods presented herein. On February 26, 1996, the Company acquired Surgipro, Inc. ("Surgipro") which became its disposable products division in order to expand its revenues from disposable accessory packs containing small surgical items such as needles and sutures.


     SRI's customers, hospitals and surgery centers are currently located in seventeen states. During 1995 and the first quarter of 1996, Columbia/HCA Healthcare Corporation ("Columbia") hospitals, with which the Company currently does business, accounted for approximately 12% and 15% of SRI's sales, respectively. Although each Columbia hospital currently makes its purchasing decisions on an individual basis, and none of the individual hospitals accounted for more than 3% of the Company's sales, the Company believes that the executive management of Columbia has the ability to influence the hospitals' use of particular vendors. The loss of a substantial portion of the Columbia hospitals' business would have a material adverse effect on the Company. Additionally, hospitals are increasingly buying products and services in groups to improve efficiency and negotiating leverage. Although SRI is increasingly targeting these groups for its sales efforts, a change of its customers' purchasing patterns to group purchasing might have a material adverse effect on the Company because the Company has historically sold its products to hospitals on an individual basis.

     SRI contracts with third party vendors for the weaving of microfiber fabric and the cutting and sewing of gowns, wraps, and drapes. A significant percentage of the Company's business is dependent on its ability to obtain a key component of its liquid-proof surgical products from one principal vendor.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Financial statement presentation

     The Company had no assets or operations from June 13, 1994 until the Acquisition, except for the Company's initial cash capitalization of $1,012,000 by its three shareholders on July 21, 1994. The statements of operations, cash flows and shareholders' equity present the Company's initial period as the five month period August 1, 1994 through December 31, 1994.

     The Company operates on a 52-53 week fiscal year ending the Sunday nearest December 31. The financial statements reflect the Company's year-end as December 31 for presentation purposes.

  Use of estimates in financial statements

     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            STERILE RECOVERIES, INC.

  Cash equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents for any of the periods presented.

  Inventories

     Inventories consist principally of consumables, supplies, and disposable surgical products since the acquisition of Surgipro (see Note C) and are stated at the lower of cost or market; cost being determined on the first-in, first-out method.

  Reusable surgical products


     Reusable surgical products are stated at historical cost, net of amortization. The products are amortized on a basis similar to the units of production method. Estimated useful lives are based on the estimated total number of available uses for each product. The expected total available usage for its products using the three principal fabrics (accounting for 85% of its products) are 75, 100, and 125 uses based on several factors including studies performed by management. Based on current inventory (product) turnover, the expected total available usage equates to a time period of approximately three to seven years. The estimates, however, are subject to revision if actual experience differs from the estimated available uses.


     The Company has experienced minor amounts of shrinkage since August 1, 1994, with actual shrinkage currently ranging 1% - 1.5% of revenues. At December 31, 1994, the Company established a reserve for shrinkage of $100,000 to account for the estimated amount of product at customer locations that will not be returned to the Company. An additional provision was not deemed necessary during 1995, in part because of the favorable effect of returned products previously written off. The Company will continue to evaluate at least quarterly the actual shrinkage experience and trends, and will review the shrinkage provision if deemed necessary.

  Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, or the term of the related leases for leasehold improvements, if less than the useful lives.

  Goodwill

     Goodwill, which resulted from the acquisition of Surgipro, is stated at cost less accumulated amortization which is provided using the straight-line method over 20 years.

     On a quarterly basis, the Company will evaluate the projected undiscounted cash flows of each business unit (reusable and disposable) to determine whether or not there is permanent impairment of its long-lived assets, including goodwill, and will expense the amount, if any, determined to be permanently impaired.

  Revenues

     Revenues are recognized as the agreed upon services, as described in Note A of Notes to Financial Statements, are delivered, which is generally daily. The Company's revenues are principally generated from service agreements with varying terms of one to three years, which are cancelable by either party with generally a 90-day notice. All reusable surgical products provided to a customer under these agreements are used by the customer, but remain the Company's property.

                            STERILE RECOVERIES, INC.

  Income taxes

     The Company is taxed as an S Corporation under the provisions of the Internal Revenue Code. As such, the Company's taxable income is includable in the individual income tax returns of its shareholders for federal and state income tax purposes. Accordingly, no provisions for federal and state income taxes have been recorded in the accompanying historical financial statements.

     On completion of the offering, the Company will terminate its S Corporation status, become subject to corporate income taxes, and record deferred income taxes to account for the temporary differences between the tax and reported bases of the Company's assets and liabilities, which will be included in the Company's statement of operations (see Note K).

  Collectibility of accounts receivable

     The Company grants credit to customers who meet pre-established credit requirements. The Company does not require collateral when trade credit is granted to customers. Credit losses have been less than $25,000 for each period presented herein. The allowance for doubtful accounts at December 31, 1994 and 1995 and March 31, 1996 is $6,000, $21,000 and $27,000, respectively.

  Fair value of financial instruments

     The carrying amounts of cash, receivables, accounts payables, accrued expenses and notes payable approximate fair value because of the short-term nature of the items. The carrying value of the acquisition debt approximates its fair value based on current interest rates, coupled with the expected near term payoff of the debt with the proceeds from the offering.

  New accounting pronouncement

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123's accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions related to stock options granted to employees and accordingly, will continue following APB No. 25's accounting provisions. All other requirements of SFAS No. 123 will be implemented on January 1, 1996 and are not expected to have a material effect on the Company's financial statements.

  Unaudited financial statements

     The unaudited financial statements and the related notes thereto for March 31, 1995 and 1996 include all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation and are prepared on the same basis as audited annual statements. The interim results are not necessarily indicative of the results that may be expected for the full year.

NOTE C -- BUSINESS COMBINATIONS

  Amsco Sterile Recoveries, Inc.

     Effective July 31, 1994, the Company acquired from Amsco Sterile in the Acquisition substantially all of its assets, principally reusable surgical products, property, plant and equipment, and accounts receivable. Amsco Sterile's parent is American Sterilizer Company, a subsidiary of AMSCO International, Inc.

                            STERILE RECOVERIES, INC.

("AMSCO"). Two of the Company's officers and major shareholders were formerly executive officers of Amsco Sterile. The total consideration of approximately $15,300,000 consisted of:

    Cash....................................................................  $ 5,012,000
    Acquisition debt to Amsco Sterile.......................................    9,871,000
    Liabilities assumed.....................................................      265,000
    Direct acquisition costs................................................      152,000
                                                                                 --------
                                                                              $15,300,000
                                                                                 ========

     The cash was provided from: (i) $1,012,000 contributed by the Company's three shareholders; (ii) $1,000,000 from a convertible note agreement with an individual who became a director of the Company (see Note F); (iii) $1,470,000 from the concurrent factoring of certain of the acquired accounts receivable (see Note E); and (iv) $1,530,000 from the concurrent sale of one of the facilities acquired from Amsco Sterile, including reusable surgical products, to an unrelated third party.

     The acquisition was accounted for as a purchase transaction. The purchase cost was allocated based on the fair value of the net assets acquired or estimated amounts expected to be received upon disposal, as follows:

    Accounts receivable.....................................................  $ 3,847,000
    Inventories.............................................................      127,000
    Reusable surgical products..............................................    5,226,000
    Property, plant and equipment...........................................    4,570,000
                                                                                 --------
                                                                               13,770,000
    Assets sold concurrently................................................    1,530,000
                                                                                 --------
                                                                              $15,300,000
                                                                                 ========

     The Company's active operations commenced upon the acquisition of Amsco Sterile's business on July 31, 1994; therefore, the statement of operations includes the acquired business' operating results from August 1, 1994.

  Surgipro

     In February 1996, the Company purchased the operations of Surgipro. The Company paid consideration of approximately $600,000, consisting of 90,000 shares of the Company's Common Stock valued at $526,500 and a note payable of approximately $76,000 due in 1998 (or on the earlier completion of the offering), for approximately $500,000 of assets and the assumption of approximately $400,000 of liabilities. The note payable amount is subject to further adjustment upon final determination. Any adjustment is not expected to exceed $35,000 and will result in an increase to recorded goodwill. This acquisition was accounted for as a purchase transaction and, accordingly, the purchase price was allocated to the assets and liabilities based upon their estimated fair values at the time of the acquisition, with the excess of approximately $540,000 being allocated to goodwill. The results of operations are included in the accompanying Statement of Operations from the acquisition date.

                            STERILE RECOVERIES, INC.

     The following unaudited pro forma financial information assumes that the purchase had occurred at the beginning of the respective periods after giving effect to certain pro forma adjustments including, among others, adjustments to reflect amortization of goodwill. The pro forma information is presented for informational purposes only and may not be indicative of actual results had the purchase occurred at the beginning of the respective periods.


                                                      YEAR ENDED          THREE MONTHS
                                                       DECEMBER          ENDED MARCH 31,
                                                          31,       -------------------------
                                                         1995          1995           1996
                                                      -----------   ----------     ----------
    Revenues......................................    $26,315,051   $6,062,430     $7,444,371
    Net income (loss).............................    $  (683,968)  $ (451,341)    $  122,330
    Net income (loss) per common share............    $      (.19)  $     (.13)    $      .04


NOTE D -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                DECEMBER 31,
                                           USEFUL         -------------------------
                                       LIVES IN YEARS        1994           1995
                                       --------------     ----------     ----------     MARCH 31,
                                                                                           1996
                                                                                        ----------
                                                                                        (UNAUDITED)
    Land and building................     38              $  314,369     $  314,369     $  320,568
    Leasehold improvements...........    2-18              1,298,697      1,300,698      1,310,549
    Machinery and equipment..........    3-12              2,677,164      2,928,415      3,105,059
    Office furniture and equipment...    5-10                341,853        366,390        424,657
                                                             -------        -------        -------
                                                           4,632,083      4,909,872      5,160,833
    Less: Accumulated depreciation
      and amortization...............                        169,778        591,032        751,723
                                                             -------        -------        -------
                                                          $4,462,305     $4,318,840     $4,409,110
                                                             =======        =======        =======

NOTE E -- NOTES PAYABLE -- WORKING CAPITAL LOAN FACILITY

     In July 1994, the Company established a factoring arrangement with a finance company whereby the Company factors substantially all of its trade receivables on a recourse basis. The arrangement had an initial term of 180 days and automatically renews after each successive 365-day term. The finance company may terminate the arrangement at the end of any of the successive 365-day terms upon written notice of at least 60 days prior to the end of any such term or at any time upon an event of default (including nonpayment of indebtedness when declared due or a bankruptcy filing) or if the finance company reasonably deems itself insecure as to the intent or ability of the Company to pay any of its indebtedness under the arrangement. Generally, the Company may borrow up to 90% of the unpaid face amount of such receivables less a reserve amount equal to previously issued unpaid advances and an amount established by the lender to cover for disputed and/or underpaid billings not repurchased by the Company. The agreement requires the Company to repurchase the receivables which are unpaid after 90 days and allows the Company to repurchase the receivables and terminate the arrangement at any time upon payment to the factor of all advances made and all interest and fees owed. Interest on the cash drawings are at a base lending rate (8.75% and 8.25% at December 31, 1995 and March 31, 1996, respectively) plus 4% (adjusted to 2% at March 1, 1996). The factor also receives a commission on the face amount of the receivables financed. Interest and fees totaled $307,327 in 1994, $422,234 in 1995 and $114,477 in 1996. Advances owed under this arrangement total $1,061,341, $1,810,119, and $1,975,386 at December 31,
1994, December 31, 1995, and March 31, 1996, respectively. Available borrowings under this arrangement at December 31, 1995 and March 31, 1996 approximate $373,000 and $493,000, respectively.

                            STERILE RECOVERIES, INC.

NOTE F -- NOTES PAYABLE -- RELATED PARTIES

     Notes payable -- related parties consists of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1994           1995
                                                     ----------     ----------      MARCH 31,
                                                                                      1996
                                                                                   -----------
                                                                                   (UNAUDITED)
    Convertible demand promissory note.............  $1,000,000     $       --     $ 1,000,000
    Note payable other.............................          --             --         133,977
                                                     ----------     ----------      ----------
                                                     $1,000,000     $       --     $ 1,133,977
                                                     ==========     ==========      ==========

  Convertible Demand Promissory Note

     In conjunction with the Acquisition, the Company borrowed $1,000,000 from a director of the Company pursuant to a secured Convertible Demand Promissory Note that accrued interest at 12% per annum. In September 1995, the note was converted into 225,807 shares of Common Stock at an effective conversion price of $4.43 per share.

     In March 1996, the Company borrowed another $1,000,000 from the director pursuant to another Convertible Demand Promissory Note. Beginning on March 1, 1997, the Convertible Note becomes payable on demand and may be redeemed by the Company for face value. At any time before that date, $750,000 of the Convertible Note is convertible to Common Stock at $5.85 per share. The $250,000 balance is not convertible and is payable on maturity. The Convertible Note has a stated interest rate of 8.5% and is secured by a first lien on the Company's Houston, Texas facility and the equipment located at the facility.

     The Company incurred interest expense related to the two demand notes of $50,000, $70,000, $30,000 and $7,000 for the five months ended December 31, 1994, the year ended December 31, 1995, and the three months ended March 31, 1995 and 1996.

  Note Payable Other

     In connection with the Surgipro acquisition (Note C), the Company will issue a note payable in the amount of $76,000 due in four equal quarterly installments of $18,988 beginning April 1997. The full amount of the note is payable ten days after the Company closes the offering. Issuance of the note has been deferred pending post-closing adjustments which are not expected to exceed $35,000. Interest on the note accrues after July 1996 at a stated rate equal to the prime rate announced from time to time by the Company's principal bank and is payable in quarterly installments beginning October 1996 and continuing until the note is paid in full.

     Also, in connection with the same acquisition, the Company assumed a non-interest bearing note payable of $58,025 due in three equal monthly installments of $19,342 beginning April 1996.

     The weighted average interest rates of all the Company's notes payable at December 31, 1994 and 1995 and March 31, 1996 were 12.26%, 12.75%, and 10.73%
respectively.

                            STERILE RECOVERIES, INC.

NOTE G -- ACQUISITION DEBT

     Acquisition debt consists of the following:

                                                               DECEMBER 31,
                                                         -------------------------
                                                            1994           1995
                                                         ----------     ----------     MARCH 31,
                                                                                          1996
                                                                                       ----------
                                                                                       (UNAUDITED)
Purchase money note -- Amsco Sterile; monthly principal
  payments of $100,000 through July 1997 with a balloon
  payment due August 1997; interest at a bank's prime
  rate (8.75% at December 31, 1995 and March 31, 1996)
  plus 1.5%; collateralized by all Company assets,
  excluding accounts receivable and real and personal
  property at the Houston, Texas facility..............  $9,880,832     $9,080,832     $8,680,832
                                                         ==========     ==========     ==========

     At December 31, 1995, aggregate maturities of acquisition debt are summarized below:

                                   YEAR ENDING                               AMOUNT
        -----------------------------------------------------------------  ----------
          1996...........................................................  $1,200,000
          1997...........................................................   7,880,832
                                                                           ----------
                                                                           $9,080,832
                                                                           ==========

     The Purchase Money Security Agreement with Amsco Sterile contains various financial related covenants, including, among other things, limiting in 1996 the Company's total allowed capital expenditures and general indebtedness to approximately $4,400,000 and $18,600,000, respectively. In addition, certain limitations exist as to the permitted amount of Common Stock dividends and distributions. If the Company completes the offering of common stock described in Note K, the entire debt would be paid off from the proceeds of the offering.

     Interest expense for the five months ended December 31, 1994, the year ended December 31, 1995, and the three months ended March 31, 1995 and 1996 totaled $378,758, $977,711, $247,021, and $221,021, respectively.

NOTE H -- COMMITMENTS

  Operating Leases

     The Company leases offices, facilities and distribution vehicles under noncancelable operating leases with terms ranging from one year to nine years. At present the Company intends to exercise certain of these renewal options when the initial term expires. The office and processing facility leases contain various renewal options and escalating payments. The vehicle leases contain contingent rentals based on mileage.

     Future minimum lease payments at December 31, 1995 under leases in excess of one year are as follows:

    Year ending
         1996................................................................  $1,635,345
         1997................................................................   1,211,563
         1998................................................................   1,011,777
         1999................................................................     788,511
         2000................................................................     720,800
         Thereafter..........................................................   1,166,413
                                                                               ----------
                                                                               $6,534,409
                                                                               ==========

                            STERILE RECOVERIES, INC.

     Rental expense for the five-month period ended December 31, 1994, the year ended December 31, 1995, and the three months ended March 31, 1995 and 1996 totaled $815,235, $1,866,246, $432,491 and $477,042 (including contingent rentals of approximately $100,000, $230,000, $55,000 and $45,000), respectively.

  Management Incentive Plan

     The Company has established a Management Incentive Plan in which forty (40) employees participated in 1995. The incentives are based on various performance factors and can be adjusted to reflect the Company's overall performance as determined by the Board of Directors. Payment of the cash incentives is made at the end of the second month after the end of the incentive year and the participant must still be an employee of the Company at that time.

     Approximately $195,000 and $30,000 of estimated incentives were recognized during the year ended December 31, 1995 and the three months ended March 31, 1996.

  Financial Consultant Agreement

     In accordance with a financial consulting agreement dated October 18, 1995 with a director, upon the successful completion of the offering, approximately $255,000 cash remuneration will be payable to the consultant. Because payment for the consultant services is contingent upon successful completion of the offering, which is uncertain, no amounts have been accrued.

  Management Employment Agreements

     On May 2, 1996, the Board approved employment agreements with four executives in which each executive would receive severance pay equal to three years of base salary in the event that the executive is terminated following a change in control of the Company.

  Shareholder Agreement

     The Company and its shareholders have entered into a shareholder agreement (amended as of February 20, 1996) whereby the Company has the first option and the shareholders the second option to purchase any (but not less than all) shares that a shareholder intends to transfer to any person other than the Company, generally at the same price contemplated by the intended transfer. This agreement will automatically terminate upon completion of the offering.

NOTE I -- SHAREHOLDERS' EQUITY

  Common Stock

     The Company, on December 21, 1995, increased the number of authorized Common Stock shares from 10,000,000 to 30,000,000 at $.001 par value per share. Subject to preferences that might be applicable to any then outstanding Preferred Stock, the holders of the Common Stock are entitled to receive dividends when, as, and if declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights and is not subject to call or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.

     The Company, on December 21, 1995, declared a 3-for-1 stock split which was effectuated as a 200% stock dividend. All share and per share data in the Company's financial statements and notes thereto have been retroactively restated to give effect to the split.

                            STERILE RECOVERIES, INC.

  Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.001 par value per share. The Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue Preferred Stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, and limitations of those series to the full extent now or hereafter permitted by Florida law. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation and could have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present intention to issue shares of Preferred Stock, although it may determine to do so in the future.

NOTE J -- STOCK OPTIONS

     The Company maintains two stock option plans which were adopted by the Board of Directors and were approved by the shareholders of the Company on December 21, 1995, the Company's 1995 Stock Option Plan (the "Employee Plan") and on May 2, 1996, the Company's 1996 Non-Employee Director Plan (the "Non-Employee Plan").

  The Employee Plan

     The Employee Plan provides for the grant to employees of incentive or non-qualified options to purchase up to 500,000 shares of Common Stock. On December 21, 1995, the Company granted non-qualified stock options covering a total of 94,000 shares of Common Stock to various employees at an exercise price of $5.85 per share. The exercise price represents the estimated fair value of the Company's Common Stock at the time of the grant, as approved by the Board of Directors based upon various factors including an independent third party firm's valuation. None of the options vest until completion of the offering, and then vest ratably over the four-year period following the completion of the offering. All outstanding options vest upon the change in control of the Company. Options granted under the Employee Plan expire not later than ten years after the date granted or sooner in the event of death, disability, retirement or termination of employment. Upon completion of the offering, all employees as a group that participate in the Employee Plan will also be granted options to purchase a total of 219,500 shares of Common Stock at the initial offering price per share. Included in these options are 70,000 options to an employee who is also a director of the Company. Each of these options vests ratably over the five-year period following the completion of the offering.

  The Non-Employee Plan

     The Non-Employee Plan provides for the grant of nonqualified stock options to purchase up to 100,000 shares of Common Stock to members of the Board of Directors who are not employees of the Company. As of the date of these financial statements, such members held no options under the Non-Employee Plan. Upon the completion of the offering, each non-employee director will be granted options to purchase 4,000 shares of Common Stock for each full remaining year of the director's term at the offering price. Thereafter, on the date on which a new non-employee director is first elected or appointed, he will automatically be granted options to purchase 4,000 shares of Common Stock for each year of his initial term. Each non-employee director will be granted options to purchase 4,000 shares of Common Stock for each year of any subsequent term to which he is elected. All options become exercisable ratably over the director's term and have an exercise price equal to the fair market value of the Common Stock on the date of grant.

                            STERILE RECOVERIES, INC.

  Other Stock Options

     In March 1995, in conjunction with an employment termination and an agreement that the former employee would be a future independent sales representative for the Company, 12,500 options at $1.00 a share exercise price were granted to the individual. The option term is for 10 years and includes a put option whereby the Company could be required to buy back the option at the net book value per share of the Company's Common Stock at the preceding year end value, less $1.00 a share. At March 31, 1996, the put option has no value (i.e. net book value per share is less than $1.00 a share).

     In October 1995, in conjunction with a financial consulting arrangement with an individual who has become a director of the Company, the Company granted the individual a non-qualified stock option for 66,000 shares of its Common Stock at an exercise price of $4.43 a share, exercisable as follows: (1) 22,000 shares upon the completion of an interim financing (completed in March 1996); and (2) 44,000 upon completing an initial public offering before September 1, 1996. The exercise price was determined by the Board of Directors to approximate the estimated fair value of the Company's Common Stock at the date of grant based on various factors, including the Company's history of operating losses.

     On May 2, 1996, the Company issued to a recently appointed director, an option to purchase 7,500 shares of the Company's Common Stock for $8.00 per share, which vests one third on completion of the offering, one third at the 1997 annual meeting of shareholders, and one third at the 1998 annual meeting of shareholders.

     The following table summarizes the activity in Common Stock subject to options since the Company's inception:

                                                                                  PRICE
                                                                   SHARES       PER SHARE
                                                                  --------    -------------
    Outstanding at July 31, 1994 and December 31, 1994..........        --               --
      Granted
         March, 1995............................................    12,500    $        1.00
         October, 1995..........................................    66,000    $        4.43
         December, 1995.........................................    94,000    $        5.85
      Exercised.................................................        --
      Cancelled.................................................        --
                                                                   -------    -------------
    Outstanding at December 31, 1995 and March 31, 1996.........   172,500    $1.00 - $5.85
                                                                   =======    =============

     At December 31, 1995 and March 31, 1996, stock options for 12,500 shares ($1.00 a share) and 34,500 shares ($1.00 -- $4.43 a share) were exercisable, respectively.

NOTE K -- PRO FORMA INFORMATION (UNAUDITED)

  Pro forma income taxes

     In conjunction with the completion of the offering, the Company will terminate its S Corporation election and become subject to corporate income taxes from that date forward.

     The statements of operations for all periods presented reflect the pro forma effect on income taxes (benefits) as if the Company's earnings (losses) had been subjected to federal and state income taxes as a C Corporation.

     In the determination whether to recognize any tax benefits from the Company's operating losses on a pro forma basis, management considered the Company's history of net operating losses. While management acknowledges that the Company's recent fiscal quarters demonstrate the Company's ability to be profitable, management believes using the more likely than not criteria established by SFAS No. 109, "Accounting for

                            STERILE RECOVERIES, INC.

Income Taxes," that no tax benefits should be recognized for any reported period, except for the three months ended March 31, 1996. As the table below reflects, the estimated income tax expense before utilization of the Company's net operating loss carryforwards was approximately $65,000 on the earnings for the first quarter of 1996.

     Reconciliation of the income tax expense (benefit) calculated using the federal statutory income tax rate of 34% to the income tax expense (benefit) recorded is as follows:

                                                   FIVE MONTHS                    THREE MONTHS ENDED
                                                      ENDED        YEAR ENDED         MARCH 31,
                                                   DECEMBER 31,   DECEMBER 31,   --------------------
                                                       1994           1995         1995        1996
                                                   ------------   ------------   ---------   --------
Federal income taxes (benefit) at
  statutory rates................................   $ (406,000)    $ (205,000)   $(153,000)  $ 58,000
State income taxes, net of federal benefit.......      (44,000)       (22,000)     (16,000)     6,000
Net operating losses not currently utilizable....      444,000        224,000      167,000         --
Utilization of net operating carryforwards.......           --             --           --    (65,000)
Other, net.......................................        6,000          3,000        2,000      1,000
                                                   ------------   ----------- -  ----------  ---------
Income tax expense (benefit).....................   $       --     $       --    $      --   $     --
                                                   ============   ============   ==========  =========

     Since the Company's cumulative net operating losses have passed directly to its S Corporation shareholders, the losses will not be available to the Company upon conversion to C Corporation status.

     At December 31, 1994 and 1995 and March 31, 1996, there were differences between the bases for the Company's assets and liabilities as reported for income tax return purposes and as reported for financial statement purposes. The aggregate bases difference at these dates has been approximately $500,000 representing principally reported liabilities, such as accrued vacation expense, which have no bases for income tax purposes.

  Pro forma net income (loss) per common share

     Pro forma net income (loss) per common share is computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding. Pro forma net income (loss) includes a pro forma provision for income taxes assuming the Company had been subject to income taxes during the period it was an S Corporation for income tax purposes. All Common Stock and options issued within one year prior to the Company's offering are deemed outstanding for all periods. In addition, the Company assumed that the Convertible Demand Promissory Note issued March 1996 (see Notes F and L) would be converted prior to or concurrently with the offering and accordingly, the resulting shares of Common Stock are included in the net income (loss) per common share calculation. The Company used the treasury stock method to calculate the Common Stock equivalents that the stock options would represent. The additional shares assumed outstanding in the calculation of income (loss) per common share, relate primarily to the Common Stock issued as described in the Statement of Shareholders' Equity and Notes C, F and L of the financial statements and the previously described convertible notes.

                                             FIVE MONTHS                         THREE MONTHS ENDED
                                                ENDED          YEAR ENDED             MARCH 31,
                                             DECEMBER 31,     DECEMBER 31,     -----------------------
                                                 1994             1995           1995          1996
                                             ------------     ------------     ---------     ---------
Actual weighted average shares
  outstanding..............................    3,000,000        3,094,086      3,000,000     3,255,807
Additional shares..........................      512,815          418,729        512,815       257,008
                                               ---------        ---------      ---------     ---------
Weighted average shares used in income per
  share calculation........................    3,512,815        3,512,815      3,512,815     3,512,815
                                               =========        =========      =========     =========

                            STERILE RECOVERIES, INC.

     The Company is contemplating the offering in the amount of $22,000,000, from which proceeds will be used to retire approximately $10,700,000 of debt. The supplementary pro forma income per common share for 1995 and the three months ended March 31, 1996 as if this debt has been retired at the beginning of the respective periods, would be $.18 and $.11 per share (assuming 4,507,558 and 4,411,992 weighted average common shares outstanding, respectively).

NOTE L -- RELATED PARTY TRANSACTIONS

     During fiscal years 1994 and 1995 and the three months ended March 31, 1996, SRI purchased repair parts and services for the Company's water and heat reclamation equipment from a company which is owned by a director and shareholder of the Company, incurring total expense of $4,000, $8,000 and $14,000, respectively, which is included in cost of revenues.

     In March 1996, the Company's financial consultant who subsequently became a director (see Note H) and a member of the law firm representing the Company as general counsel, contributed $250,000 and $50,000 in cash for 42,735 and 8,547 shares of the Company's Common Stock, respectively. The shares of Common Stock were valued at $5.85 a share, representing its estimated fair value as determined by the Company's Board of Directors upon considering various factors, including an independent third-party firm's valuation, the Company's inability to obtain other financing, and a contemporaneous transaction at the same purchase price per share.

     In both July 1994 and March 1996, the Company received $1,000,000 in cash from a director and significant shareholder. In each case, the cash was received for a Convertible Demand Promissory Note (see Note F).

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Sterile Recoveries, Inc.

     We have audited the accompanying statements of operations of Amsco Sterile Recoveries, Inc. (a wholly-owned subsidiary of American Sterilizer Company and predecessor to Sterile Recoveries, Inc.) and the related statements of cash flows for the year ended December 31, 1993 and the seven months ended July 31, 1994. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Amsco Sterile Recoveries, Inc. and cash flows for the year ended December 31, 1993 and the seven months ended July 31, 1994, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Tampa, Florida
May 10, 1996

                         AMSCO STERILE RECOVERIES, INC.
                   (PREDECESSOR TO STERILE RECOVERIES, INC.)

                            STATEMENTS OF OPERATIONS

                                                                                   SEVEN MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,       JULY 31,
                                                                      1993             1994
                                                                  ------------     ------------
Revenues
  Reusable surgical products service............................  $  7,988,117     $ 12,069,411
Cost of revenues................................................    15,089,952       14,091,339
                                                                     ---------        ---------
     Gross profit (deficit).....................................    (7,101,835)      (2,021,928)
Distribution expenses...........................................       980,937        1,309,603
Selling and administrative expenses.............................    12,132,167        7,374,720
Restructuring expense...........................................     1,550,000               --
                                                                     ---------        ---------
  Loss from operations..........................................   (21,764,939)     (10,706,251)
Interest expense................................................     5,727,107        4,790,888
                                                                     ---------        ---------
  Loss before income taxes......................................   (27,492,046)     (15,497,139)
Income taxes....................................................            --               --
                                                                     ---------        ---------
  Net loss......................................................  $(27,492,046)    $(15,497,139)
                                                                     =========        =========

   The accompanying notes are an integral part of these financial statements.

                         AMSCO STERILE RECOVERIES, INC.
                   (PREDECESSOR TO STERILE RECOVERIES, INC.)

                            STATEMENTS OF CASH FLOWS

                                                                                   SEVEN MONTHS
                                                                   YEAR ENDED         ENDED
                                                                  DECEMBER 31,       JULY 31,
                                                                      1993             1994
                                                                  ------------     ------------
Increase (decrease) in cash
Cash flows from operating activities
  Net loss......................................................  $(27,492,046)    $(15,497,139)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..............................     1,904,070        1,388,032
     Amortization of reusable surgical products.................     1,401,899        2,564,912
     Provision for reusable surgical product shrinkage..........     1,151,335          950,747
     Change in assets and liabilities:
       Accounts receivable......................................    (1,602,749)      (1,609,963)
       Prepaid expenses and other assets........................      (641,466)        (450,646)
       Accounts payable.........................................    (2,703,893)          49,955
       Accrued expenses.........................................     1,197,470           23,804
       Accrued restructuring....................................     1,550,000         (549,014)
                                                                  ------------     ------------
          Net cash used in operating activities.................   (25,235,380)     (13,129,312)
                                                                  ------------     ------------
Cash flows from investing activities
  Purchases of property, plant and equipment....................    (7,156,044)      (1,390,265)
  Purchases of reusable surgical products.......................   (15,301,269)      (5,125,698)
                                                                  ------------     ------------
          Net cash used in investing activities.................   (22,457,313)      (6,515,963)
                                                                  ------------     ------------
Cash flows from financing activities
  Advances and loans (net) from parent..........................    46,932,851       19,752,400
                                                                  ------------     ------------
          Net cash provided by financing activities.............    46,932,851       19,752,400
                                                                  ------------     ------------
Increase (decrease) in cash.....................................      (759,842)         107,125
Cash at beginning of period.....................................       800,031           40,189
                                                                  ------------     ------------
Cash at end of period...........................................  $     40,189     $    147,314
                                                                  ============     ============
Supplemental cash flow information
  Cash paid for interest(1).....................................  $  5,727,107     $  4,790,888
                                                                  ============     ============

- ---------------
(1) Accrued through intercompany charges.

   The accompanying notes are an integral part of these financial statements.

                         AMSCO STERILE RECOVERIES, INC.
                   (PREDECESSOR TO STERILE RECOVERIES, INC.)

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF ORGANIZATION AND BUSINESS

     AMSCO Sterile Recoveries, Inc. ("Amsco Sterile") was a wholly-owned subsidiary of American Sterilizer Company, a Pennsylvania corporation whose parent, AMSCO International, Inc. ("AMSCO"), is a Delaware corporation. The Amsco Sterile corporate headquarters were located in Clearwater, Florida.

     Amsco Sterile commenced business in September 1991 when it acquired Amsco Sterile's predecessor, a Delaware corporation, which at that time had no assets or liabilities, except for exclusive rights under a distribution agreement with a manufacturer of certain fabric material used in Amsco Sterile's products.

     Amsco Sterile provided hospitals and surgery centers with a comprehensive surgical procedure-based delivery and retrieval service for reusable gowns, towels, drapes and basins, necessary for surgery. At regional facilities located in various states, Amsco Sterile collected, sorted, cleaned, inspected, packaged, sterilized, and delivered its reusable products on a just-in-time basis.

     In 1993, one customer accounted for approximately 12% of revenues. In 1994, no customer accounted for more than 10% of revenues.

     Amsco Sterile contracted with third party vendors for the weaving of microfiber fabric and the cutting and sewing of gowns, wraps, and drapes. Amsco Sterile's business was substantially dependent on its ability to obtain a key component of its surgical products from two principal vendors.

     Effective July 31, 1994, Amsco Sterile consummated a sale of substantially all its assets to Sterile Recoveries, Inc. (see Note B).

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Financial statement presentation

     Amsco Sterile maintained separate books and records as its operations were generally on the stand alone basis as it related to its affiliated group, except that Amsco Sterile was solely dependent on its parent to finance its operations through intercompany loans and advances and Amsco Sterile and its parent had many common customers. The accompanying financial statements therefore may not necessarily be indicative of the results of operations that would be obtained if Amsco Sterile had operated exclusively as an independent entity.

     The statement of operations reflect the interest charged by AMSCO on the intercompany debt. The other services provided by AMSCO that are material have been included in the financial statements (see below). While Amsco Sterile was part of AMSCO's consolidated income tax return, Amsco Sterile's income tax provision herein is determined on the separate return basis (see note E).

     AMSCO's Board of Directors, on June 23, 1994, approved a plan to divest or wind down Amsco Sterile's business and engaged a nationally recognized investment banking firm to solicit bids to purchase Amsco Sterile. AMSCO's decision was based on the difficulties encountered in achieving Amsco Sterile's growth objectives in the healthcare environment existing at that time. In connection with this divestment plan, Amsco Sterile consummated the sale of substantially all of its assets on July 31, 1994 to a newly formed company, Sterile Recoveries, Inc. (the "Successor"), a Florida corporation, owned by two former executive officers of Amsco Sterile and another individual. These two former executive officers were also two of the founders and stockholders of Amsco Sterile's predecessor in September 1991 (see Note A). The purchase price totaled approximately $14,883,000 (exclusive of assumed liabilities of $265,000), consisting of cash of $5,012,000 and a purchase money note of $9,871,000. The purchase price was substantially less than the recorded cost of the assets disposed.

                         AMSCO STERILE RECOVERIES, INC.
                   (PREDECESSOR TO STERILE RECOVERIES, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The accompanying financial statements do not contain any adjustments such as writedown of assets or establishment of reserves resulting from AMSCO's decision to discontinue Amsco Sterile's operations and/or to sell most of the assets effective July 31, 1994.

     The Company operates on a 52-53 week fiscal year ending the Sunday nearest December 31. The financial statements reflect the Company's year-end as December 31.

  Use of estimates in financial statements

     In preparing financial statements in conformity with generally accepted accounting principles, management made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could have differed from those estimates.

  Revenues

     Revenues are recognized as the agreed upon services, as described in Note A to the financial statements, are delivered, which is generally daily. Amsco Sterile's revenues were principally generated from service agreements with varying terms of one to three years, which are cancelable by either party with generally a 90-day notice. All reusable surgical products provided to the customers under these agreements, are used by the customer, but remain Amsco Sterile's property.

  Depreciation of property, plant and equipment

     Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets: 40 years for buildings; 5-20 years for leasehold improvements; 3-12 years for machinery and equipment; and 5-10 years for office furniture and equipment. Leasehold improvements are amortized using the lesser of the asset's useful lives or the lease term.

  Amortization of reusable surgical products


     The products are amortized on a basis similar to the unit of production method. Estimated useful lives are based on the estimated total number of available uses for each product. The expected total available usage for its products using the three principal fabrics (accounting for 85% of its products) are 75, 100, and 125 uses based on several factors including studies performed by management. Based on current inventory (product) turnover, the expected total available usage equates to a time period of approximately three to seven years. The estimates, however, are subject to revision if actual experience differs from the estimated available uses.


     In addition to the amortization of the reusable surgical products, Amsco Sterile provided for shrinkage of the product. The provision was generally 8% of revenues and was based on management estimates.

  Goodwill amortization

     Goodwill amortization is provided using the straight-line method over 40 years. The goodwill is related to the purchase of Amsco Sterile's predecessor and is accounted for at the subsidiary level using push down accounting by AMSCO.

NOTE C -- RELATED PARTY TRANSACTIONS

  Administrative costs

     AMSCO charged fees to Amsco Sterile to develop certain computer software for Amsco Sterile's use. Such fees allocated by AMSCO, based on estimates of actual time incurred, which management believed to

                         AMSCO STERILE RECOVERIES, INC.
                   (PREDECESSOR TO STERILE RECOVERIES, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

be a reasonable allocation method, aggregated approximately $41,000 and $400,000 for the year ended December 31, 1993 and seven months ended July 31, 1994, respectively. AMSCO also processed payroll, collected Amsco Sterile's accounts receivable and performed computer processing for Amsco Sterile at no charge to Amsco Sterile. No estimate of these costs has been reflected in these financial statements as management believed that the amounts were not material to the financial statements.

  Interest expense

     AMSCO charged Amsco Sterile interest monthly on borrowings made by Amsco Sterile based upon the average balance owed to AMSCO at a rate comparable to that which is paid by AMSCO on its borrowings (approximately 9% at July 31, 1994). Amsco Sterile's management believed that the interest allocation method was reasonable.

  Purchase of property, plant and equipment

     Amsco Sterile purchased various equipment from AMSCO, which AMSCO also marketed and sold to its other customers, totaling $700,000 and $-0- in 1993 and 1994.

NOTE D -- RESTRUCTURING

     Amsco Sterile decided by December 31, 1993 to close three of its facilities and reduce some of its workforce in 1994, consequently Amsco Sterile recorded a $1,550,000 restructuring provision in 1993 consisting of (1) $900,000 for lease termination charges; (2) $300,000 for severance and relocation costs; and (3) $350,000 for various other matters. Through July 31, 1994, approximately $550,000 of these items were paid.

NOTE E -- INCOME TAXES

     Amsco Sterile's tax provision was determined on a separate return basis.

     Amsco Sterile incurred substantial losses since inception. In addition, substantially all of Amsco Sterile's assets were sold at July 31, 1994 for an amount which was less than the assets' carrying values. The statements of operations do not reflect any income tax benefits for Amsco Sterile's losses as, under the circumstances described above and in Note B to the financial statements, none have been or are likely to be realized.

NOTE F -- COMMITMENTS

     The terms of the acquisition agreement with Amsco Sterile's predecessor also included additional consideration under the terms of an earn-out provision based on net profits of the Company through December 31, 1996. Because of the substantial losses incurred since the September 1991 acquisition through July 31, 1994, there have been no adjustments to the original purchase price.

NOTE G -- OPERATING LEASES

     Amsco Sterile leased offices, facilities and distribution vehicles under noncancelable operating leases with terms ranging from 1 year to 10 years. The office and processing facility leases contained various renewal options and escalating payments. The vehicle leases contained contingent rentals based on mileage.

     Total rental expense for the year ended December 31, 1993, and the seven months ended July 31, 1994 aggregated approximately $1,125,000 and $670,000 (including contingent rentals of approximately $178,000 and $155,000), respectively.

                         AMSCO STERILE RECOVERIES, INC.
                   (PREDECESSOR TO STERILE RECOVERIES, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- EMPLOYEE BENEFIT PLANS

     Employees of Amsco Sterile were entitled to participate in the benefit plans of AMSCO. AMSCO's plans consisted of the following:

  AMSCO Employees' Retirement Account

     AMSCO administered the AMSCO Employees' Retirement Account (the "Plan"), which is a qualified employee stock ownership plan.

     The Plan enabled eligible employees, including Amsco Sterile's management, to receive an equity participation in AMSCO. Contributions declared by the Board of Directors, up to a maximum of 25% of eligible employee compensation, were made to the Plan. The Plan in turn used the funds to purchase shares of the AMSCO's stock or made investments in certain other securities.

  AMSCO Pension Plan

     AMSCO had a defined benefit pension plan which covered substantially all domestic union employees and provided pension benefits of stated amounts for each year of service of the employee. The following table sets forth the pension plan's funded status at December 31, 1993:

    Actuarial present value of benefit obligations
      Vested...............................................................  $(29,421,000)
      Nonvested............................................................      (982,000)
                                                                                   ------
    Projected benefit obligation (equal to the accumulated benefit
      obligation)..........................................................   (30,403,000)
    Plan assets at fair value..............................................    26,462,000
                                                                                   ------
      Plan assets less than projected benefit obligation...................  $ (3,941,000)
                                                                                   ======


     Amsco Sterile's expenses relating to these benefit plans were approximately $0 and $243,000 in 1993 and 1994, respectively, and was based on the allocation of the expense directly related to Amsco Sterile's participating employees. Management believes that the allocation method is reasonable.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                             ON FINANCIAL SCHEDULE

Board of Directors
Sterile Recoveries, Inc.

     In connection with our audit of the financial statements of Sterile Recoveries, Inc., referred to in our report dated May 10, 1996, which is included in the Prospectus constituting Part I of this Registration Statement, we have also audited Schedule II for the five months ended December 31, 1994 and the year ended December 31, 1995. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP
Tampa, Florida
May 10, 1996

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                            STERILE RECOVERIES, INC.

                                                           COLUMN C
                                                ------------------------------
                                    COLUMN B              ADDITIONS
                                   ----------   ------------------------------     COLUMN D        COLUMN E
COLUMN A                           BALANCE AT   CHARGED TO      CHARGED TO       ------------   --------------
- ---------------------------------  BEGINNING    COSTS AND    OTHER ACCOUNTS --   DEDUCTIONS --  BALANCE AT END
           DESCRIPTION             OF PERIOD     EXPENSES        DESCRIBE          DESCRIBE       OF PERIOD
- ---------------------------------  ----------   ----------   -----------------   ------------   --------------
Five months ended December 31,
  1994:
  Allowance for doubtful
     accounts....................    $   --      $  6,000           --             $     --        $  6,000
Year ended December 31, 1995:
  Allowance for doubtful
     accounts....................     6,000        25,000           --              (10,000)(1)      21,000

- ---------------
(1) Write-offs of uncollectible accounts.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                             ON FINANCIAL SCHEDULE

Board of Directors
Sterile Recoveries, Inc.

     In connection with our audit of the financial statements of AMSCO Sterile Recoveries, Inc. referred to in our report dated May 10, 1996, which is included in the Prospectus constituting Part I of this Registration Statement, we have also audited Schedule II for the year ended December 31, 1993 and the seven months ended July 31, 1994. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP
Tampa, Florida
May 10, 1996

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                         AMSCO STERILE RECOVERIES, INC.

                                                           COLUMN C
                                                ------------------------------
                                    COLUMN B              ADDITIONS
                                   ----------   ------------------------------     COLUMN D        COLUMN E
COLUMN A                           BALANCE AT   CHARGED TO      CHARGED TO       ------------   --------------
- ---------------------------------  BEGINNING    COSTS AND    OTHER ACCOUNTS --   DEDUCTIONS --  BALANCE AT END
           DESCRIPTION             OF PERIOD     EXPENSES        DESCRIBE          DESCRIBE       OF PERIOD
- ---------------------------------  ----------   ----------   -----------------   ------------   --------------
Year Ended December 31, 1993:
  Allowance for doubtful
     accounts....................   $     --     $ 27,182           --             $ (2,182)(1)    $ 25,000
Seven Months ended July 31, 1994:
  Allowance for doubtful
     accounts....................     25,000      125,000                                           150,000

- ---------------
(1) Write-offs of uncollectible accounts.

                      [MAP SHOWING LOCATION OF FACILITIES
                    AND DEPOTS THROUGHOUT THE UNITED STATES]

- -------------------------------------------------------
- -------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------
                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................     3
Risk Factors...........................     6
The Company............................    11
Use of Proceeds........................    14
Dividend Policy........................    14
Dilution...............................    15
Capitalization.........................    16
Selected Financial Data................    17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    18
Business...............................    26
Management.............................    33
Certain Transactions...................    36
Principal Shareholders.................    37
Description of Capital Stock...........    38
Shares Eligible for Future Sale........    41
Underwriting...........................    42
Legal Matters..........................    43
Experts................................    43
Available Information..................    43
Index to Financial Statements..........   F-1


                             ---------------------
  UNTIL                       , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE
OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------
- -------------------------------------------------------

- -------------------------------------------------------
- -------------------------------------------------------
                                2,000,000 SHARES
                            STERILE RECOVERIES, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                                 July   , 1996

- -------------------------------------------------------
- -------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the offering (excluding underwriting discounts and commissions) are as follows:


                                      ITEM                                 AMOUNT
          -------------------------------------------------------------  ----------
          SEC Registration Fee.........................................  $    9,518
          NASD Filing Fee..............................................       3,260
          Listing Fees.................................................      30,918
          Transfer Agent and Registrar Fees............................      10,000*
          Printing and Engraving Expenses..............................     150,000
          Legal Fees and Expenses......................................     180,000
          Accounting Fees and Expenses.................................     235,000
          Blue Sky Qualification Fees and Expenses (including legal
            fees)......................................................      12,960
          Director and Officer Liability Insurance Premium.............     150,000
          Consulting Fees and Expenses.................................     250,000
          Miscellaneous................................................      18,344
                                                                         ----------
                    Total..............................................  $1,050,000
                                                                          =========


- ---------------


* Estimated.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 6, Section 6.1, of the Company's Articles of Incorporation provides for the indemnification of the Company's directors and executive officers to the fullest effect permitted by law. Reference is made to the Company's Articles of Incorporation filed as Exhibit 3.1 to the Registration Statement. Pursuant to the Florida Business Corporation Act, the Company may, and in some cases, shall, indemnify its directors and executive officers against certain liabilities. In addition, the Company has entered into an indemnity agreement with each of its current directors and executive officers pursuant to which it is obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. Reference is made to the form of Indemnification Agreement filed as Exhibit 10.3 to the Registration Statement.

     Additionally, the Company maintains a director and officer liability insurance policy in the face amount of $5,000,000, that insures its officers and directors against certain liabilities incurred in their capacities as officers and directors of the Company. Further, pursuant to the Underwriting Agreement filed as a Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the Company and its officers, directors, and controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In the last three years preceding the filing of this Registration Statement, the Company has sold the following securities that were not registered under the Securities Act:

     On its formation in June 1994, the Company issued an aggregate of 3,000,000 shares to Messrs. Isel, Peterson, and Boosales for $1,011,000 in aggregate consideration and transfer of certain contractual rights to initially capitalize the Company.

     In July 1994, the Company issued a Convertible Demand Promissory Note to Lee R. Kemberling for $1,000,000. Mr. Kemberling converted the Convertible Note into 225,807 shares of the Company's Common Stock in September 1995 at an effective price of $4.43 per share. In March 1996, the Company issued another Convertible Demand Promissory Note to Mr. Kemberling in exchange for another investment of $1,000,000, of which $750,000 is convertible for one year from its issuance into 128,205 shares of the Common Stock at a conversion price of $5.85 per share.

     In March 1995, the Company issued stock options for 12,500 shares of Common Stock to Robert Normyle, a former employee, exercisable at a price of $1.00 per share. In October 1995, the Company issued stock options for 66,000 shares of Common Stock to Bertram T. Martin, Jr., exercisable at a price of $4.43 per share. In December 1995, the Company issued to its employees options to purchase 94,000 shares of Common Stock, exercisable at an exercise price of $5.85 per share. On May 2, 1996, the Company issued to James M. Emanuel options to purchase 7,500 shares of Common Stock, exercisable at an exercise price of $8.00 per share.

     In February 1996, the Company issued 90,000 shares of the Common Stock and a promissory note to Clayton W. Page in connection with its acquisition of Surgipro, Inc. The amount of the promissory note will be approximately $110,000, subject to adjustment.

     In March 1996, the Company issued 42,735 shares of Common Stock to Bertram
T. Martin, Jr. in connection with his investment of $250,000 in the Company, and the Company issued 8,547 shares of Common Stock to David S. Felman in connection with his investment of $50,000 in the Company.

     No person acted as an underwriter with respect to the transactions described above. In each of the foregoing instances, the Company relied on
Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act for the exemption from the registration requirements of the Securities Act, since no public offerings were involved.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                                   EXHIBIT DESCRIPTION
- ------   ------------------------------------------------------------------------------------
  1.1    Proposed form of Underwriting Agreement.*
  2.1    Asset Purchase Agreement dated July 31, 1994, between the Company and Amsco Sterile
         Recoveries, Inc.*
  2.2    Agreement and Plan of Merger dated as of February 26, 1996, between Surgipro, Inc.
         and the Company.*
  2.3    Articles of Merger dated as of February 26, 1996, between Surgipro, Inc. and the
         Company.*
  3.1    Restated Articles of Incorporation of the Company.*
  3.2    Bylaws of the Company.*
  4.1    See Exhibits 3.1 and 3.2.
  4.2    Specimen certificate for Common Stock.**
  4.3    Form of Lock-up Agreement.*
  5.1    Opinion of Glenn Rasmussen & Fogarty, P.A., regarding the validity of issuance of the securities being registered.
 10.1    1995 Stock Option Plan, as amended.*
 10.2    Form of Stock Option Agreement between the Company and participants under the 1995
         Stock Option Plan.*
 10.3    Form of Indemnity Agreement between the Company and each of its executive officers.*

EXHIBIT
NUMBER                                   EXHIBIT DESCRIPTION
- ------   ------------------------------------------------------------------------------------
 10.4    Consulting Agreement dated October 18, 1995, between the Company and Corporate
         Strategic Directions, Inc.*
 10.5    Stock Option Agreement dated March 20, 1995, between the Company and Robert
         Normyle.*
 10.6    Shareholder Agreement dated July 28, 1994, among all shareholders of the Company.*
 10.7    Factoring Agreement and Security Agreement dated July 14, 1994, as amended, between the Company and Metro Factors, Inc.*
 10.8    Purchase Money Note dated as of July 31, 1994, as amended, executed by the Company in favor of Amsco Sterile Recoveries, Inc.*
 10.9    Purchase Money Security Agreement dated as of July 31, 1994, as amended, between
         Amsco Sterile Recoveries, Inc. and the Company.*
 10.10   Form of Registration Rights Agreement executed in connection with the private placement of Common Stock.*
 10.11   Convertible Demand Promissory Note dated March 1, 1996, executed by the Company in favor of Lee R. Kemberling.*
 10.12   Convertible Note Agreement dated March 1, 1996, between Lee R. Kemberling and the
         Company.*
 10.13   Promissory Note executed by the Company in favor of Clayton W. Page.*
 10.14   Employment Agreements between the Company and each of Messrs. Isel, Peterson,
         Boosales, and Martin.**
         (a) Mr. Isel
              (b) Mr. Peterson
              (c) Mr. Boosales
              (d) Mr. Martin
 10.15   Employment Agreement dated as of February 26, 1996, between Clayton W. Page and the
         Company.*
 10.16   Lease Agreement dated August 16, 1991, between Coastal 2920 Corporation and Amsco
         Sterile Recoveries, Inc., as amended and assigned to the Company.*
 10.17   Lease dated August 28, 1992, among Winchester Homes Inc. and Weyerhaeuser Real
         Estate Company and Amsco Sterile Recoveries, Inc., as assigned to the Company.*
 10.18   Texas Industrial Net Lease dated March 19, 1992, between the Trustees of the Estate of James Campbell, Deceased and Amsco Sterile Recoveries, Inc., as assigned to the
         Company.*
 10.19   Lease dated March 30, 1992, between Walter D'Aloisio and Amsco Sterile Recoveries,
         Inc., as assigned to the Company.*
 10.20   Standard Industrial Lease -- Multi-Tenant (American Industrial Real Estate
         Association) dated February 24, 1992, between Borstein Enterprises and Amsco Sterile
         Recoveries, Inc., as assigned to the Company.*
 10.21   Carolina Central Industrial Center Lease dated April 22, 1992, between Industrial
         Development Associates and Amsco Sterile Recoveries, Inc., as assigned to the
         Company.*
 10.22   Lease Agreement dated September 2, 1993, between Price Pioneer Company, Ltd. and
         Amsco Sterile Recoveries, Inc., as assigned to the Company.*
 10.23   Service Center Lease dated December 4, 1991, between QP One Corporation and Amsco
         Sterile Recoveries, Inc., as amended and assigned to the Company.*
 10.24   Lease Agreement dated January 31, 1996, between Florida Conference Association of
         Seventh-Day Adventists and Surgipro, Inc., as assigned to the Company.*

EXHIBIT
NUMBER                                   EXHIBIT DESCRIPTION
- ------   ------------------------------------------------------------------------------------
 10.25   License Agreement dated July 31, 1994, between the Company and Amsco Sterile
         Recoveries, Inc.*
 10.26   Marketing and Distribution Agreement dated November 15, 1994, between Sterile
         Concepts, Inc. and the Company.*
 10.27   Stock Option Agreement dated as of October 18, 1996, between Bertram T. Martin, Jr.
         and the Company.*
 10.28   Stock Option Agreement dated as of May 2, 1996, between James M. Emanuel and the
         Company.**
 10.29   1996 Non-Employee Director Stock Option Plan.*
 10.30   Severance Agreements between the Company and each of Messrs. Isel, Peterson,
         Boosales, and Martin.
         (a) Mr. Isel
              (b) Mr. Peterson
              (c) Mr. Boosales
              (d) Mr. Martin
 10.31   Commitment letter dated June 5, 1996, between First Union National Bank of Florida and the Company.*
 23.1    (a) Consent of Grant Thornton LLP (relating to Amsco Sterile Recoveries, Inc.)
         (b) Consent of Grant Thornton LLP (relating to the Company)
 23.2    Consent of Counsel (included in Exhibit 5.1).
 24.1    Power of Attorney relating to subsequent amendments.*
 27.1    Financial Data Schedules (for SEC use only).*


- ---------------

 * Previously filed.
** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida, on July 15, 1996.


                                          STERILE RECOVERIES, INC.

                                          By:      /s/  RICHARD T. ISEL
                                          --------------------------------------
                                                     Richard T. Isel
                                          President and Chief Executive Officer


               SIGNATURE                                 TITLE                        DATE
- ---------------------------------------  --------------------------------------  --------------
         /s/  RICHARD T. ISEL            President, Chief Executive Officer,      July 15, 1996
- ---------------------------------------    and Director (Principal Executive
            Richard T. Isel                Officer)

        /s/  *WAYNE R. PETERSON          Executive Vice President -- Operations   July 15, 1996
- ---------------------------------------    and Director
           Wayne R. Peterson

        /s/  JAMES T. BOOSALES           Executive Vice President, Chief          July 15, 1996
- ---------------------------------------    Financial Officer, and Director
           James T. Boosales               (Principal Financial Officer and
                                           Principal Accounting Officer)

     /s/  *BERTRAM T. MARTIN, JR.                       Director                  July 15, 1996
- ---------------------------------------
        Bertram T. Martin, Jr.

        /s/  *LEE R. KEMBERLING                         Director                  July 15, 1996
- ---------------------------------------
           Lee R. Kemberling

        /s/  *JAMES M. EMANUEL                          Director                  July 15, 1996
- ---------------------------------------
           James M. Emanuel

    *By:     /s/  JAMES T. BOOSALES
- ---------------------------------------
           JAMES T. BOOSALES
           Attorney in Fact

                                 EXHIBITS INDEX


EXHIBIT                                                                           SEQUENTIALLY
NUMBER                            EXHIBIT DESCRIPTION                             NUMBERED PAGE
- ------   ---------------------------------------------------------------------    -------------
  1.1    Proposed form of Underwriting Agreement.*............................
  2.1    Asset Purchase Agreement dated July 31, 1994, between the Company and
         Amsco Sterile Recoveries, Inc.*......................................
  2.2    Agreement and Plan of Merger dated as of February 26, 1996, between
         Surgipro, Inc. and the Company.*.....................................
  2.3    Articles of Merger dated as of February 26, 1996, between Surgipro,
         Inc. and the Company.*...............................................
  3.1    Restated Articles of Incorporation of the Company.*..................
  3.2    Bylaws of the Company*...............................................
  4.1    See Exhibits 3.1 and 3.2.............................................
  4.2    Specimen certificate for Common Stock................................
  4.3    Form of Lock-up Agreement.*..........................................
  5.1    Opinion of Glenn Rasmussen & Fogarty, P.A., regarding the validity of issuance of the securities being registered.**.......................
 10.1    1995 Stock Option Plan, as amended.*.................................
 10.2    Form of Stock Option Agreement between the Company and participants under the 1995 Stock Option Plan.*...................................
 10.3    Form of Indemnity Agreement between the Company and each of its executive officers.*.................................................
 10.4    Consulting Agreement dated October 18, 1995, between the Company and
         Corporate Strategic Directions, Inc.*................................
 10.5    Stock Option Agreement dated March 20, 1995, between the Company and
         Robert Normyle.*.....................................................
 10.6    Shareholder Agreement dated July 28, 1994, among all shareholders of the Company.*........................................................
 10.7    Factoring Agreement and Security Agreement dated July 14, 1994, as amended, between the Company and Metro Factors, Inc.*................
 10.8    Purchase Money Note dated as of July 31, 1994, as amended, executed by the Company in favor of Amsco Sterile Recoveries, Inc.*...........
 10.9    Purchase Money Security Agreement dated as of July 31, 1994, as amended, between Amsco Sterile Recoveries, Inc. and the Company.*....
 10.10   Form of Registration Rights Agreement executed in connection with the private placement of Common Stock.*..................................
 10.11   Convertible Demand Promissory Note dated March 1, 1996, executed by the Company in favor of Lee R. Kemberling.*..........................
 10.12   Convertible Note Agreement dated March 1, 1996, between Lee R.
         Kemberling and the Company.*.........................................
 10.13   Promissory Note to be executed by the Company in favor of Clayton W.
         Page.................................................................

EXHIBIT                                                                           SEQUENTIALLY
NUMBER                            EXHIBIT DESCRIPTION                             NUMBERED PAGE
- ------   ---------------------------------------------------------------------    -------------
 10.14   Employment Agreement between the Company and each of Messrs. Isel,
         Peterson, and Boosales...............................................
         (a)  Isel............................................................
         (b)  Peterson........................................................
         (c)  Boosales........................................................
         (d)  Martin..........................................................
 10.15   Employment Agreement dated as of February 26, 1996, between Clayton
         W. Page and the Company.*............................................
 10.16   Lease Agreement dated August 16, 1991, between Coastal 2920
         Corporation and Amsco Sterile Recoveries, Inc., as amended and assigned to the Company.*............................................
 10.17   Lease dated August 28, 1992, among Winchester Homes Inc. and
         Weyerhaeuser Real Estate Company and Amsco Sterile Recoveries, Inc.,
         as assigned to the Company.*.........................................
 10.18   Texas Industrial Net Lease dated March 19, 1992, between the Trustees of the Estate of James Campbell, Deceased and Amsco Sterile
         Recoveries, Inc., as assigned to the Company.*.......................
 10.19   Lease dated March 30, 1992, between Walter D'Aloisio and Amsco
         Sterile Recoveries, Inc., as assigned to the Company.*...............
 10.20   Standard Industrial Lease -- Multi-Tenant (American Industrial Real
         Estate Association) dated February 24, 1992, between Borstein
         Enterprises and Amsco Sterile Recoveries, Inc., as assigned to the
         Company.*............................................................
 10.21   Carolina Central Industrial Center Lease dated April 22, 1992, between Industrial Development Associates and Amsco Sterile
         Recoveries, Inc., as assigned to the Company.*.......................
 10.22   Lease Agreement dated September 2, 1993, between Price Pioneer
         Company, Ltd. and Amsco Sterile Recoveries, Inc., as assigned to the
         Company.*............................................................
 10.23   Service Center Lease dated December 4, 1991, between QP One
         Corporation and Amsco Sterile Recoveries, Inc., as amended and assigned to the Company.*............................................
 10.24   Lease Agreement dated January 31, 1996, between Florida Conference
         Association of Seventh-Day Adventists and Surgipro, Inc., as assigned to the Company.*.....................................................
 10.25   License Agreement dated July 31, 1994, between the Company and Amsco
         Sterile Recoveries, Inc.*............................................
 10.26   Marketing and Distribution Agreement dated November 15, 1994, between
         Sterile Concepts, Inc. and the Company.*.............................
 10.27   Stock Option Agreement dated as of October 18, 1996, between Bertram
         T. Martin, Jr. and the Company.*.....................................
 10.28   Stock Option Agreement dated as of May 2, 1996, between James M.
         Emanuel and the Company..............................................
 10.29   1996 Non-Employee Director Stock Option Plan.*.......................
 10.30   Severance Agreement between the Company and each of Messrs. Isel,
         Peterson, Boosales, and Martin.......................................
         (a)  Isel............................................................
         (b)  Peterson........................................................
         (c)  Boosales........................................................
         (d)  Martin..........................................................

EXHIBIT                                                                           SEQUENTIALLY
NUMBER                            EXHIBIT DESCRIPTION                             NUMBERED PAGE
- ------   ---------------------------------------------------------------------    -------------
 10.31   Commitment letter dated June 5, 1996 between First Union National
         Bank of Florida and the Company......................................
 23.1    (a) Consent of Grant Thornton LLP (relating to Amsco Sterile
         Recoveries, Inc.)....................................................
         (b) Consent of Grant Thornton LLP (relating to the Company)..........
 23.2    Consent of Counsel (included in Exhibit 5.1).........................
 24.1    Power of Attorney relating to subsequent amendments (included on the signature page of this Registration Statement).*.....................
 27.1    Financial Data Schedules (for SEC use only).*........................


- ---------------

 * Previously filed.
** To be filed by amendment.